Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ARIAD Pharmaceuticals, Inc.

at

$24.00 Net Per Share

by

Kiku Merger Co., Inc.

an indirect wholly-owned subsidiary of

Takeda Pharmaceutical Company Limited

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

11:59 P.M. EASTERN TIME ON WEDNESDAY, FEBRUARY 15, 2017,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Kiku Merger Co., Inc., a Delaware corporation (which we refer to as “Purchaser”), and an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (which we refer to as “Takeda”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the issued and outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of ARIAD Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “ARIAD” or the “Company”), at a price of $24.00 per Share in cash, net of applicable withholding taxes and without interest (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 8, 2017 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), between ARIAD, Takeda and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following, and on the same day as, the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ARIAD (which we refer to as the “Merger”) without a vote of the stockholders of ARIAD in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with ARIAD continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming an indirect wholly-owned subsidiary of Takeda. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by Takeda, Purchaser or any other direct or indirect wholly-owned subsidiary of Takeda; (ii) Shares owned by ARIAD or any direct or indirect wholly-owned subsidiary of ARIAD or held in ARIAD’s treasury; or (iii) Shares held by a holder who is entitled to and properly exercises appraisal rights for such Shares in accordance with Section 262 of the DGCL) will be converted automatically into the right to receive $24.00 per Share in cash, net of applicable withholding taxes and without interest. As a result of the Merger, ARIAD will cease to be a publicly traded company and will become an indirect wholly-owned subsidiary of Takeda. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition, (ii) the Regulatory Condition, (iii) the Governmental Authority Condition and (iv) the Termination Condition (each as described below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, at 11:59 p.m. Eastern Time, on Wednesday, February 15, 2017 (which we refer to as the “Offer Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by Takeda and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), represent a majority of the Shares outstanding at the Offer Expiration Time. The “Regulatory Condition” requires that any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”) applicable to the Offer and the Merger will have expired or been terminated. The “Governmental Authority Condition” requires that no order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar decision will have been issued by any governmental authority and no applicable law will be in effect that would (A) make the Offer or the Merger illegal or (B) otherwise prevent the consummation of the Offer or the Merger. The “Termination Condition” requires that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The ARIAD Board of Directors, at a meeting duly called and held, unanimously (i) declared that the Merger Agreement, the Tender and Support Agreements (as described below), the Merger and the other related transactions are advisable, fair to and in the best interests of ARIAD and its stockholders, (ii) adopted and approved the Merger Agreement, the entry by ARIAD into the Merger Agreement, and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) recommended that the stockholders of ARIAD (other than Takeda and its subsidiaries) accept the Offer and tender their shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, each of the Tender and Support Agreements and the Transactions (including the Offer) and (v) agreed that the Merger shall be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

January 19, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Offer Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (see Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016

212-929-5500 (Call Collect) or
CALL TOLL FREE 800-322-2885
Email: tenderoffer@mackenziepartners.com

i

ii

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Takeda and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning ARIAD contained herein and elsewhere in the Offer to Purchase has been provided to Takeda and Purchaser by ARIAD or has been taken from or is based upon publicly available documents or records of ARIAD on file with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) or other public sources at the time of the Offer. Takeda and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the shares of common stock, par value $0.001 per share, of ARIAD Pharmaceuticals, Inc. issued and outstanding. Unless the context otherwise requires, in this Offer to Purchase we use the term “Shares” to refer to shares of ARIAD common stock.

Price Offered Per Share	$24.00 per Share in cash, net of applicable withholding taxes and without interest (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	At 11:59 p.m. Eastern Time, on Wednesday, February 15, 2017 (which we refer to as the “Offer Expiration Time”), unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Kiku Merger Co., Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan.

Who is offering to purchase my shares?

Kiku Merger Co., Inc., or “Purchaser,” an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, or “Takeda,” is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into ARIAD. See the “Introduction” and Section 8 — “Certain Information Concerning Takeda and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Takeda. We use the terms “Takeda” or “Parent” to refer to Takeda Pharmaceutical Company Limited alone, the term “Purchaser” to refer to Kiku Merger Co., Inc. alone and the terms “ARIAD” and the “Company” to refer to ARIAD Pharmaceuticals, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in ARIAD. If the Offer is consummated, pursuant to the Merger Agreement, Takeda intends as soon as practicable thereafter to cause Purchaser to consummate the Merger (as defined below). Upon consummation of the Merger (as defined below), ARIAD will cease to be a publicly traded company and will be an indirect wholly-owned subsidiary of Takeda.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $24.00 per Share in cash, net of applicable withholding taxes and without interest. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. ARIAD, Takeda and Purchaser have entered into an Agreement and Plan of Merger, dated as of January 8, 2017 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into ARIAD (which we refer to as the “Merger”). If the conditions to the Offer (including the Minimum Tender Condition) are satisfied and we consummate the Offer, we intend to effect the Merger as promptly as practicable without any vote or other action by the stockholders of ARIAD pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. We estimate that the total funds needed to complete the Transactions, including the funds needed (i) to purchase all Shares tendered in the Offer and to pay the ARIAD stockholders whose Shares are converted into the right to receive the Merger Consideration (as defined below) in the Merger, (ii) for the payment in respect of outstanding in the money Stock Options (as defined below) and other equity awards and (iii) to settle the repurchase and make-whole obligations with respect to ARIAD’s outstanding convertible notes, will be approximately $5.4 billion. Such amount will be funded through a combination of Takeda’s cash on hand and up to $4.0 billion in debt financing. As of the date hereof, Takeda has not entered into any financing commitment in connection with the Merger Agreement. Neither the consummation of the Offer nor the completion of the Merger is conditioned upon Takeda’s receipt of financing.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Takeda will have sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m. Eastern Time, on Wednesday, February 15, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Offer Expiration Time”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares.” Please note that Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Tender Condition has been satisfied and therefore you are encouraged to deliver your Shares and other required documents to make a valid tender by the Offer Expiration Time. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Offer Expiration Time.

The date and time at which Purchaser is required to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

We have agreed in the Merger Agreement that, subject to the rights of Takeda and Purchaser to terminate the Merger Agreement pursuant to its terms, Purchaser will, and Takeda will cause Purchaser to, (i) extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ Global Select Market (which we refer to as “NASDAQ”) (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or NASDAQ; and (ii) if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Takeda or Purchaser to the extent permitted under the Merger Agreement, extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days (with holidays in the U.S. and Japan not being business days, hereinafter referred to as “Business Days”) each (or such longer or shorter period as the parties to the Merger Agreement may agree) in order to permit the satisfaction of such Offer Conditions. Without ARIAD’s written consent, Purchaser will not, and without Takeda’s written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) May 8, 2017 or, if on May 8, 2017 (which we refer to as the “End Date”, subject to extension) the Regulatory Condition has not been met but all of the other Offer Conditions have been satisfied or waived, August 6, 2017. Except as otherwise permitted by the Merger Agreement, Takeda and Purchaser will not terminate the Offer prior to the Offer Expiration Time.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. Eastern Time on the next Business Day after the previously scheduled Offer Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•	the number of Shares that has been validly tendered in accordance with the terms of the Offer and not withdrawn as of the Offer Expiration Time, together with any Shares owned by Takeda and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL) represents a majority of the then outstanding Shares (which we refer to as the “Minimum Tender Condition”);

•	any waiting period (or any extenstion thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), applicable to the Offer and the Merger has expired or been terminated (which we refer to as the “Regulatory Condition”);

•	no order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar decision will have been issued by any governmental authority of competent jurisdiction and no applicable law will be in effect that would (i) make the Offer or the Merger illegal or (ii) otherwise prevent their consummation (which we refer to as the “Governmental Authority Condition”);

•	since the date of the Merger Agreement, there has not been a “Material Adverse Effect” (as defined in the Merger Agreement) on ARIAD, as further described in Section 11 — “The Merger Agreement; Other Agreements” (which we refer to as the “Material Adverse Effect Condition”);

•	the representations and warranties made by ARIAD in the Merger Agreement are true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”), as further described in Section 15 — “Conditions of the Offer”;

•	ARIAD has complied with or performed in all material respects each of the covenants, obligations and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time, or at such later time and date as may be agreed by the parties to the Merger Agreement (which we refer to as the “Obligations Condition”);

•	Takeda will have received from ARIAD a certificate signed by ARIAD’s Chief Executive Officer and Chief Financial Officer dated the date on the which the Offer expires certifying that the Material Adverse Effect Condition, the Representations Condition and the Obligations Condition have been satisfied; and

•	the Merger Agreement has not been terminated in accordance with its terms (which we refer to as the “Termination Condition”).

Subject to the applicable rules and regulations of the SEC, any of the Offer Conditions may be waived or the terms of the Offer may be modified by Takeda or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Takeda or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law, except that, without the prior written consent of ARIAD, Purchaser is not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition or any other term of the Offer in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Takeda or Purchaser to consummate the Offer, (v) extend or otherwise change the Offer Expiration Time (except as required or permitted by the other provisions of the Merger Agreement), (vi) change the form of consideration payable in the Offer or (vii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).

See Section 15 — “Conditions of the Offer.”

Have any ARIAD stockholders entered into agreements with Takeda or its affiliates requiring them to tender their Shares?

Yes. Each of the directors of ARIAD and two funds affiliated with Sarissa Capital Management LP (of which the Chairman of the ARIAD Board of Directors is the Chief Investment Officer) who collectively beneficially own an aggregate of 15,317,804 Shares (including Shares that would be acquired by such stockholder upon the exercise of ARIAD Stock Options) have each entered into a Tender and Support Agreement (collectively, the “Tender and Support Agreements”) with Takeda and Purchaser. Pursuant to the Tender and Support Agreements, such directors and affiliated stockholder have agreed, among other things, to tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. See Section 11 — “The Merger Agreement; Other Agreements — Tender and Support Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Offer Expiration Time. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) NASDAQ trading days using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period, and for the tender to be counted toward satisfaction of the Minimum Tender Condition, the Shares must be received by the Depositary prior to the Offer Expiration Time. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer Expiration Time. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may also be withdrawn at any time after March 20, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser (or Takeda, on Purchaser’s behalf) has accepted for payment the Shares validly tendered pursuant to the Offer and not validly withdrawn.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the ARIAD Board of Directors think of the Offer?

The ARIAD Board of Directors, at a meeting duly called and held, unanimously (i) declared that the Merger Agreement, the Tender and Support Agreements, the Merger and the other related transactions are advisable, fair to and in the best interests of ARIAD and its stockholders, (ii) adopted and approved the Merger Agreement, the entry by ARIAD into the Merger Agreement, and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) recommended that the stockholders of ARIAD (other than Takeda and its subsidiaries) accept the Offer and tender their shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, each of the Tender and Support Agreements and the Transactions (including the Offer) and (v) agreed that the Merger shall be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with ARIAD.” A more complete description of the reasons for the ARIAD Board of Directors’ approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all ARIAD stockholders together with this Offer to Purchase.

If the Offer is consummated, will ARIAD continue as a public company?

No. As soon as practicable following the consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be an indirect wholly-owned subsidiary of Takeda and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire a majority of outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of ARIAD in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, ARIAD stockholders will not be required to vote on the Merger and if the Merger is consummated, will, if they do not otherwise properly demand appraisal rights under the DGCL, receive the same cash consideration, without interest and subject to any required withholding of taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”). ARIAD stockholders will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for ARIAD — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On January 6, 2017, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $13.74. On January 18, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $23.70. The Offer Price represents a premium of 74.7% to the closing price of the Shares on the last full trading day before the Merger Agreement was executed.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Takeda, ARIAD will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of any shares of its capital stock (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders of ARIAD will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options, restricted stock units and performance stock units in the Offer?

The Offer is made only for Shares and is not made for any outstanding options granted under ARIAD’s 2006 Long-Term Incentive Plan, as amended (which we refer to as the “2006 LTIP”), or ARIAD’s 2014 Long-Term Incentive Plan, as amended (which we refer to as the “2014 LTIP”) (such options we refer to collectively as “Stock Options”), restricted stock units or performance stock units. The Merger Agreement provides that each Stock Option, Share that is subject to lapsing rights of repurchase (each of which we refer to as a “Restricted Share”), restricted stock unit under the 2006 LTIP and the 2014 LTIP (which we refer to as “RSUs”), and performance stock units issued under the 2006 LTIP and the 2014 LTIP (which we refer to as “PSUs”) (such Restricted Shares, Stock Options, RSUs and PSUs we refer to collectively as the “Company Equity Awards”) that is outstanding as of immediately prior to the consummation of the Offer will become fully vested (except that, in the case of a PSU, such awards shall vest at the greater of (i) the target level of vesting for such PSU and (ii) the vesting level determined based on the achievement of the performance metrics applicable to such PSU in accordance with its terms, as determined by the Compensation Committee of the ARIAD Board of Directors as of immediately prior to the Offer Expiration Time) as of immediately prior to, and contingent upon, the consummation of the Offer (subject to certain exceptions with respect to vesting acceleration) and will be canceled and converted into the right to receive the Offer Price (less the applicable exercise price in the case of Stock Options) in cash (net of applicable withholding taxes and without interest) payable in respect of each Share subject to such Company Equity Award. At or prior to the consummation of the Offer, ARIAD, its Board of Directors and the Compensation Committee of the ARIAD Board of Directors, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards. In addition, pursuant to the Merger Agreement, ARIAD is required, among other things, to take all reasonable actions to terminate its ESPP prior to the date that the Transactions close.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Equity Awards.”

What will happen to my rights to purchase shares under the ARIAD ESPP?

The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, ARIAD will take all reasonable actions, including adopting any necessary resolution, to (i) terminate ARIAD’s 1997 Employee Stock Purchase Plan (which we refer to as the “ARIAD ESPP”) as of immediately prior to the closing of the Merger, (ii) ensure that no offering period under the ARIAD ESPP will commence on or after the date of the Merger Agreement, (iii) if the closing of the Merger will occur prior to the end of any offering period in existence under the ARIAD ESPP on the date of the Merger Agreement, cause a new exercise date to be set under the ARIAD ESPP, which date will be the Business Day immediately prior to the initial Offer Expiration Time, (iv) prohibit participants in the ARIAD ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ARIAD ESPP in accordance with the terms and conditions of the ARIAD ESPP) and (v) provide that the amount of the accumulated contributions of each participant under the ARIAD ESPP as of immediately prior to the Offer Expiration Time will, to the extent not used to purchase Shares in accordance with the terms and conditions of the ARIAD ESPP (as amended pursuant to the Merger Agreement), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of the ARIAD ESPP.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. toll-free at 800-322-2885 or collect at (212) 929-5500. MacKenzie Partners, Inc. is acting as the information agent (which we refer to as the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of ARIAD:

Kiku Merger Co., Inc., a Delaware corporation (which we refer to as “Purchaser”), and an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (which we refer to as “Takeda”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the issued and outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of ARIAD Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “ARIAD” or the “Company”), at a price of $24.00 per Share in cash, net of applicable withholding taxes and without interest (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of January 8, 2017 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), between ARIAD, Takeda and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following, and on the same day as, the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ARIAD (which we refer to as the “Merger”) without a vote of the stockholders of ARIAD in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with ARIAD continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming an indirect wholly-owned subsidiary of Takeda. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by Takeda, Purchaser or any other direct or indirect wholly-owned subsidiary of Takeda; (ii) Shares owned by ARIAD or any direct or indirect wholly-owned subsidiary of ARIAD or held in ARIAD’s treasury; or (iii) Shares held by a holder who is entitled to and properly exercises appraisal rights for such Shares in accordance with Section 262 of the DGCL) will be converted automatically into the right to receive $24.00 per Share in cash, net of applicable withholding taxes and without interest. As a result of the Merger, ARIAD will cease to be a publicly traded company and will become an indirect wholly-owned subsidiary of Takeda. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of ARIAD stock options and other equity awards in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition, (ii) the Regulatory Condition, (iii) the Governmental Authority Condition and (iv) the Termination Condition (each as described below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, at 11:59 p.m. Eastern Time, on Wednesday, February 15, 2017 (which we refer to as the “Offer Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by

Takeda and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent a majority of the Shares outstanding at the time of the expiration of the Offer. The “Regulatory Condition” requires that any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”) applicable to the Offer and the Merger will have expired or been terminated. The “Governmental Authority Condition” requires that no order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar decision will have been issued by any governmental authority and no applicable law will be in effect that would (A) make the Offer or the Merger illegal or (B) otherwise prevent the consummation of the Offer or the Merger. The “Termination Condition” requires that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The ARIAD Board of Directors, at a meeting duly called and held, unanimously (i) declared that the Merger Agreement, the Tender and Support Agreements (as described below), the Merger and the other related transactions are advisable, fair to and in the best interests of ARIAD and its stockholders, (ii) adopted and approved the Merger Agreement, the entry by ARIAD into the Merger Agreement, and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) recommended that the stockholders of ARIAD (other than Takeda and its subsidiaries) accept the Offer and tender their shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, each of the Tender and Support Agreements and the Transactions (including the Offer) and (v) agreed that the Merger shall be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

A more complete description of the ARIAD Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of ARIAD (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that is being furnished by ARIAD to stockholders in connection with the Offer together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub—headings “Background of the Offer and Merger” and “Reasons for Recommendation.”

ARIAD has advised Takeda that, as of the close of business on January 13, 2017, 194,580,850 Shares were outstanding.

Pursuant to the Merger Agreement, as of the Effective Time, the directors of Purchaser as of immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of ARIAD as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Tender Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of the stockholders of ARIAD.

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of ARIAD will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the

Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), promptly (and in any event no later than the first Business Day) after the Offer Expiration Time we will accept for payment all Shares validly tendered and not validly withdrawn (as permitted under Section 4 — “Withdrawal Rights”) prior to the Offer Expiration Time.

The date and time at which Purchaser is required to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition, (ii) the Regulatory Condition, (iii) the Governmental Authority Condition and (iv) the Termination Condition. We refer to these conditions and the other conditions described in Section 15 — “Conditions of the Offer” as the “Offer Conditions.”

We have agreed in the Merger Agreement that, subject to the rights of Takeda and Purchaser to terminate the Merger Agreement pursuant to its terms, Purchaser will, and Takeda will cause Purchaser to, (i) extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ Global Select Market (which we refer to as “NASDAQ”) (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or NASDAQ; and (ii) if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Takeda or Purchaser to the extent permitted under the Merger Agreement, extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (or such longer or shorter period as the parties to the Merger Agreement may agree) in order to permit the satisfaction of such Offer Conditions. Without ARIAD’s written consent, Purchaser will not, and without Takeda’s written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the End Date (as defined below). Except as otherwise permitted by the Merger Agreement, Takeda and Purchaser will not terminate the Offer prior to the Offer Expiration Time.

Subject to the applicable rules and regulations of the SEC, any of the Offer Conditions may be waived or the terms of the Offer may be modified by Takeda or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Takeda or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law, except that, without the prior written consent of ARIAD, Purchaser is not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition or any other term of the Offer in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Takeda or Purchaser to consummate the Offer, (v) extend or otherwise change the Offer Expiration Time (except as required or permitted by the other provisions of the Merger Agreement), (vi) change the form of consideration payable in the Offer or (vii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next Business Day after the previously scheduled Offer Expiration Time. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that, in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Offer Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Offer Expiration Time, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Termination.”

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of ARIAD in accordance with Section 251(h) of the DGCL.

ARIAD has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of ARIAD and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions of the Offer set forth in Section 15 — “Conditions of the Offer,” promptly (and in any event no later than the first Business Day) after the Offer Expiration Time, we will accept for payment all Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, duly completed and validly executed in accordance with the instructions set forth therein, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Offer Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Offer Expiration Time; and

•	the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Offer Expiration Time.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution” and, collectively, we refer to as “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the sole option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Offer Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Takeda, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of ARIAD’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of ARIAD’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of ARIAD in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided by such stockholder is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 p.m. Eastern Time, on Wednesday, February 15, 2017, and may also be withdrawn at any time after March 20, 2017, which is the 60th day after the date of the commencement of the Offer, unless theretofore accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Takeda, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of ARIAD whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address U.S. federal tax other than the income tax. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who receive cash pursuant to the exercise of appraisal rights, and stockholders who received Shares pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted Shares, restricted stock units, performance share units or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Shares. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided by such stockholder is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their own tax advisors to determine which Form W-8 is appropriate. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “ARIA.” ARIAD has advised Takeda that, as of the close of business on January 13, 2017, 194,580,850 Shares were outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on NASDAQ, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2014
First Quarter	$9.83	$6.32	—
Second Quarter	$8.72	$6.23	—
Third Quarter	$6.65	$4.97	—
Fourth Quarter	$7.65	$4.90	—
Year Ended December 31, 2015
First Quarter	$9.19	$5.78	—
Second Quarter	$9.89	$7.88	—
Third Quarter	$10.07	$5.55	—
Fourth Quarter	$7.37	$5.59	—
Year Ended December 31, 2016
First Quarter	$6.76	$4.37	—
Second Quarter	$9.18	$6.19	—
Third Quarter	$14.26	$6.97	—
Fourth Quarter	$14.42	$8.63	—
Year Ended December 31, 2017
First Quarter (through January 18, 2017)	$23.81	$12.12	—

On January 6, 2017, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $13.74. On January 18, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $23.70. The Offer Price represents a premium of 74.7% to the closing price of the Shares on the last full trading day before the Merger Agreement was executed.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Takeda, ARIAD will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of any shares of its capital stock (including the Shares) (except for any dividends paid by any of ARIAD’s wholly-owned subsidiaries to ARIAD or another wholly-owned subsidiary of ARIAD).

7.	Certain Information Concerning ARIAD.

Except as specifically set forth herein, the information concerning ARIAD contained in this Offer to Purchase has been taken from or is based upon information furnished by ARIAD or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to ARIAD’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of ARIAD and its business (other than the address of its executive offices) has been taken from ARIAD’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and is qualified in its entirety by reference to such Quarterly Report on Form 10-Q.

ARIAD was incorporated as a Delaware corporation in April 1991. ARIAD’s common stock trades on the NASDAQ Global Select Market under the symbol “ARIA.” ARIAD’s principal executive offices are located at 125 Binney Street, Cambridge, Massachusetts 02142, and its telephone number is (617) 494-0400. ARIAD’s internet address is http://www.ARIAD.com. The information on ARIAD’s website is not a part of this Schedule TO and is not incorporated by reference into this Schedule TO.

ARIAD is focused on discovering, developing and commercializing precision therapies for patients with rare cancers. ARIAD is working on new medicines to advance the treatment of rare forms of chronic and acute leukemia, lung cancer and other rare cancers. ARIAD is currently commercializing or developing the following three products and product candidates:

•	Iclusig® (ponatinib) is ARIAD’s first approved cancer medicine, which ARIAD and its collaborators are commercializing in the United States, Europe and other territories for the treatment of certain patients with rare forms of leukemia.

•	Brigatinib (previously known as AP26113) is ARIAD’s next most advanced drug candidate, which ARIAD is developing for the treatment of certain patients with a form of non-small cell lung cancer.

•	AP32788 is ARIAD’s most recent, internally discovered drug candidate, which ARIAD is developing for the treatment of patients with non-small cell lung cancer with specific mutations in the EGFR or HER2 kinases.

ARIAD has retained worldwide rights to develop and commercialize these products and product candidates, other than under its collaboration and distribution agreements with various third parties to develop and/or commercialize Iclusig in Europe, Japan and nine other Asian countries, Latin America, the Middle East and North Africa, Canada, Australia, Israel, Turkey and selected other countries outside of the United States.

In addition, ARIAD has discovered two other drug candidates that ARIAD has out-licensed to third parties: ridaforolimus, which ARIAD has out-licensed for development of drug-eluting stents and other medical devices for cardiovascular indications; and rimiducid (AP1903), which ARIAD has out-licensed for development in novel cellular immunotherapies. All of ARIAD’s product candidates were discovered internally by ARIAD’s scientists based on ARIAD’s expertise in computational chemistry and structure-based drug design.

Available Information. The Shares are registered under the Exchange Act. Accordingly, ARIAD is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning ARIAD’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of ARIAD’s securities, any material interests of such persons in transactions with ARIAD and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including ARIAD, that file electronically with the SEC.

8.	Certain Information Concerning Takeda and Purchaser.

Takeda and Purchaser. Takeda is a global, research and development-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines. Takeda focuses its R&D efforts on oncology, gastroenterology and central nervous system therapeutic areas plus vaccines. Takeda conducts R&D both internally and with partners to stay at the leading edge of innovation. New innovative products, especially in oncology and gastroenterology, as well as Takeda’s presence in emerging markets, fuel the growth of Takeda. Takeda has more than 30,000 employees and works with partners in health care in more than 70 countries.

Purchaser is a Delaware corporation formed on December 30, 2016 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and ARIAD will continue as the surviving corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is an indirect wholly-owned subsidiary of Takeda.

Takeda’s principal executive offices are located at 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan, and its telephone number is +81-3-3278-2111. Takeda’s internet address is http://www.takeda.com. Purchaser’s principal executive offices are located at 40 Landsdowne Street, Cambridge, Massachusetts 02139 and its telephone number is (617) 679-7000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Takeda and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Takeda or Purchaser or, to the best knowledge of Takeda and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Takeda or Purchaser or, to the best knowledge of Takeda and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Takeda or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Takeda or Purchaser or, to the best knowledge of Takeda and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Takeda or Purchaser or, to the best knowledge of Takeda and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ARIAD (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Takeda or Purchaser or, to the best knowledge of Takeda and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with ARIAD or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Takeda or any of its subsidiaries or, to the best knowledge of Takeda and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ARIAD or its subsidiaries, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Takeda and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Takeda has filed electronically with the SEC.

9.	Source and Amount of Funds.

We estimate that the total funds needed to complete the Transactions, including the funds needed (i) to purchase all Shares tendered in the Offer and to pay the ARIAD stockholders whose Shares are converted into the right to receive the Merger Consideration in the Merger, (ii) for the payment in respect of outstanding in-the-money Stock Options and other equity awards and (iii) to settle the repurchase and make-whole obligations with respect to ARIAD’s outstanding convertible notes, will be approximately $5.4 billion. Such amount will be funded through a combination of Takeda’s cash on hand and up to $4.0 billion in debt financing. As of the date hereof, Takeda has not entered into any financing commitment in connection with the Merger Agreement. Neither the consummation of the Offer nor the completion of the Merger is conditioned upon Takeda’s receipt of financing.

10.	Background of the Offer; Past Contacts or Negotiations with ARIAD.

The information set forth below regarding ARIAD not involving Takeda or Purchaser was provided by ARIAD.

Background of the Offer

The following chronology summarizes the key meetings and events between representatives of Takeda and representatives of ARIAD that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the representatives of Takeda and ARIAD. For a review of ARIAD’s additional activities relating to these contacts, please refer to ARIAD’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

As part of Takeda’s ongoing evaluation of its business and strategic opportunities, the Takeda Board of Directors and members of Takeda’s senior management regularly evaluate potential licensing, collaboration and strategic acquisition transactions. Oncology is one of three core therapeutic areas for Takeda and, as such, the expansion and diversification of its oncology portfolio has been a principal business development priority for Takeda. Among the companies considered by Takeda for a possible collaboration was ARIAD, given the complementary fit of the companies’ product portfolios and pipelines, and their close geographic proximity.

In the spring of 2015, Takeda had preliminary discussions with ARIAD regarding a potential licensing transaction for ARIAD’s AP26113 product (now termed brigatinib) and entered into a confidentiality agreement with ARIAD. Takeda did not submit a formal offer in the course of such discussions.

In the fall of 2015, Takeda had exploratory discussions with ARIAD about a possible acquisition of ARIAD and entered into a confidentiality agreement with ARIAD but Takeda did not submit a formal offer during this time.

In the spring of 2016, Takeda and ARIAD engaged in preliminary discussions regarding a potential licensing transaction for ARIAD’s ponatinib (Iclusig) product in certain European jurisdictions and entered into a confidentiality agreement with ARIAD. Takeda did not submit a formal offer in the course of such discussions and on May 9, 2016, ARIAD publicly announced it had entered into an agreement with Incyte regarding the license of Iclusig in certain European jurisdictions and the divestiture of its European operations.

In July 2016, ARIAD approached Takeda to solicit Takeda’s interest in participating in a licensing transaction with respect to ARIAD’s brigatinib product for ex-U.S. territories. Representatives of Takeda attended a meeting at ARIAD’s headquarters on July 27, 2016 to discuss such potential licensing transaction.

In August 2016, Takeda representatives were granted access to a virtual dataroom and over the following months Takeda and ARIAD engaged in discussions and exchanged information in connection with the potential licensing transaction. During the course of such discussions, Takeda submitted a non-binding proposal in connection with the potential brigatinib licensing transaction.

On October 24, 2016, Takeda determined to assess the merits of an acquisition of ARIAD as an alternative to the licensing transaction process and commenced working with Evercore Group L.L.C. (“Evercore”) as its financial advisor. The Takeda team also presented the potential acquisition of ARIAD to its Business Review Committee, which endorsed further exploration of the opportunity.

On November 29, 2016, Christophe Weber, President and Chief Executive Officer of Takeda, and Dr. Christophe Bianchi, President of the Global Oncology Business Unit of Takeda, met for dinner with Paris Panayiotopoulos, President and Chief Executive Officer of ARIAD, and Mr. Cole in Boston. At the dinner meeting, Takeda indicated an interest in a broader global partnership with respect to brigatinib. Mr. Panayiotopoulos indicated to the Takeda representatives that, although ARIAD was not actively pursuing a broader transaction, Mr. Panayiotopoulos would discuss any proposal with the ARIAD Board of Directors. Mr. Panayiotopoulos further indicated that other parties involved in the brigatinib process had expressed interest in a broader partnership. Mr. Weber indicated to Mr. Panayiotopoulos that he would prepare a proposal by the end of the following week.

On December 2, 2016, Mr. Panayiotopoulos had a call with Mr. Weber, during which Mr. Panayiotopoulos conveyed to Mr. Weber that if Takeda was interested in making a proposal for a broader transaction with ARIAD, it should do so in writing for the consideration by the ARIAD Board of Directors.

On December 5, 2016, Takeda engaged Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) as its legal counsel for the transaction.

On December 9, 2016, Mr. Weber called Mr. Panayiotopoulos to express Takeda’s interest in an acquisition of ARIAD at a price of $20.00 per Share. The call between Messrs. Weber and Panayiotopoulos was subsequently followed by a written preliminary indication of interest from Takeda to ARIAD, in which Takeda stated that its proposal assumed an expedited acquisition process, with a view to an announcement of the transaction at an industry conference to be held in January 2017 (the “industry conference”).

On December 13, 2016, Mr. Panayiotopoulos called Mr. Weber to report that the ARIAD Board of Directors had determined that the offer price of $20.00 per Share did not reflect the full value of ARIAD, but that ARIAD was willing to hold a management meeting with Takeda with a view toward Takeda submitting a revised proposal if it wished to do so. On the call, Mr. Weber accepted Mr. Panayiotopoulos’ invitation to hold a management meeting between representatives of the two companies, which was subsequently scheduled for December 19, 2016.

On December 14, 2016, representatives of ARIAD sent to Takeda a draft of a confidentiality agreement containing customary standstill provisions. Over the next four days, Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to ARIAD (“Paul Weiss”), and Cleary Gottlieb negotiated the terms of such agreement, and Takeda and ARIAD entered into the Confidentiality Agreement (as defined below) on December 18, 2016.

Also on December 14, 2016, Dr. Bianchi called Mr. Cole to arrange the details and process for upcoming management presentations and to discuss the timelines for a potential transaction.

On December 19, 2016, representatives of Takeda, including Dr. Bianchi, Dr. Andrew Plump, Takeda’s Chief Medical and Scientific Officer, and Marcello Agosti, Takeda’s Head of Global Business Development, and representatives of Evercore, met with five members of ARIAD’s executive leadership team (Messrs. Panayiotopoulos and Cole, Dr. Clacksman, Manmeet Soni, ARIAD’s Executive Vice President, Chief Financial Officer and Treasurer, and Elona Kogan, ARIAD’s Senior Vice President and General Counsel) and representatives of J.P. Morgan in Boston for a half-day management presentation, which included a review of ARIAD’s business, products and programs, and operations.

On December 22, 2016, Mr. Weber called Mr. Panayiotopoulos and informed him that Takeda intended to submit an updated non-binding offer. Takeda then sent to ARIAD a revised non-binding proposal to acquire ARIAD for $22.00 per Share. Takeda again stressed that prompt execution of a transaction agreement was a key premise of its valuation, and that its goal was to announce the transaction at the industry conference.

On December 23, 2016, Mr. Panayiotopoulos called Mr. Weber to report that the ARIAD Board of Directors had determined that a $22.00 price remained inadequate, and that the price would need to be “at least in the mid-twenties” in order for ARIAD to proceed with further discussions and due diligence.

On December 24, 2016, Mr. Weber called Mr. Panayiotopoulos and conveyed that Takeda would be willing to pursue a transaction at a price of $24.00 per Share, and that this was Takeda’s best and final offer. Mr. Weber also insisted on the call that ARIAD and Takeda enter into an exclusivity agreement covering the period through January 9, 2017, during which, among other things, ARIAD would be prohibited from soliciting alternative proposals from other parties. Takeda subsequently sent a letter to ARIAD containing a revised non-binding proposal to acquire ARIAD for $24.00 per Share subject to the following conditions: (i) that the transaction would be structured as a cash tender offer followed by a merger pursuant to Section 251(h) of the DGCL; (ii) that the definitive agreement relating to the transaction (A) would provide for a termination fee payable by ARIAD in certain circumstances of $1.00 per Share (or, in the aggregate, approximately 4.17% of the equity value of ARIAD in the transaction) and (B) would contain customary “no-shop” provisions (subject to fiduciary exceptions for a superior proposal and including customary matching rights) and (C) would not provide for any “go shop” period; and (iii) that each of ARIAD’s directors and certain affiliates of Sarissa Capital Management (“Sarissa”) would enter into tender agreements in connection with signing of the definitive agreements obligating them to tender their shares in the Offer. The letter also stated that Takeda’s proposal was subject to ARIAD’s agreement to engage exclusively with Takeda until January 9, 2017.

On December 25, 2016, representatives of Paul Weiss relayed to representatives of Cleary Gottlieb by telephone that ARIAD would agree to a termination fee equal to 3.00% of the equity value of the proposed transaction, and that Sarissa and the Chief Executive Officer and the Chairman of ARIAD and the other members of the ARIAD Board of Directors, would agree to tender their Shares pursuant to tender agreements so long as such tender agreements would terminate under certain circumstances, including if the ARIAD Board of Directors terminated the definitive merger agreement to accept a competing superior proposal.

Later on December 25, 2016, representatives of Cleary Gottlieb communicated to representatives of Paul Weiss that Takeda would be willing to proceed on the basis of a termination fee of $0.75 per Share (or approximately 3.125% of the equity value of ARIAD in the transaction) and with tender agreements that reflected the terms conveyed earlier that day by representatives of Paul Weiss to representatives of Cleary Gottlieb.

Later on December 25, 2016, representatives of Cleary Gottlieb circulated to representatives of Paul Weiss a draft exclusivity agreement to be entered into by ARIAD. Paul Weiss subsequently sent Cleary Gottlieb its proposed revisions of such exclusivity agreement.

On December 26, 2016, following further negotiations of the terms thereof, Takeda and ARIAD entered into the exclusivity agreement and Takeda and its representatives were granted access to a virtual dataroom.

On December 27, 2016, representatives of Cleary Gottlieb sent a draft merger agreement to representatives of Paul Weiss.

From December 27, 2016 to January 8, 2017, Takeda continued its due diligence review of ARIAD. Over the same period, representatives of Cleary Gottlieb negotiated the terms of a draft merger agreement with Paul Weiss, including the closing conditions, circumstances in which the Purchaser would be required to extend the Offer, certain deal protections (including the terms of the “no shop” provision and “fiduciary out” exception), certain matters relating to ARIAD’s convertible notes and related hedging arrangements, the scope of the representations and warranties and interim operating covenants, certain employee compensation-related matters, and the parties’ regulatory undertakings.

On January 3, 2017, Cleary Gottlieb sent a draft form of tender and support agreement to Paul Weiss and from January 3, 2017 through January 8, 2017, representatives of Cleary Gottlieb and Paul Weiss negotiated the terms of such agreement.

On January 5, 2017, the Takeda Board of Directors completed its final review of the terms of the Merger Agreement and approved the Transactions.

On the evening of January 8, 2017, Takeda, ARIAD and Purchaser executed the Merger Agreement and the parties to the Tender Agreements executed the Tender Agreements.

On the morning of January 9, 2017, prior to the opening of the financial markets in New York City, Takeda and ARIAD publicly announced the signing of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between ARIAD and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Takeda and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Takeda and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. The summary description has been included in this

Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about ARIAD or the transactions contemplated in the Merger Agreement contained in public reports filed by ARIAD or Takeda with the SEC. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide stockholders with information regarding its terms. It is not intended to provide any other factual disclosures about Takeda, Purchaser, ARIAD or their respective affiliates. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by ARIAD with the SEC on January 10, 2017. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by ARIAD with the SEC on January 10, 2017, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by ARIAD to Takeda and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of ARIAD at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about ARIAD in ARIAD’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ARIAD’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, ARIAD, Takeda, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the solicitation/recommendation statement on Schedule 14D-9 filed by ARIAD on January 19, 2017, as well as in ARIAD’s other public filings.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable but in no event later than January 24, 2017 (ten (10) Business Days after the date of the Merger Agreement). Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the terms and conditions of the Merger Agreement and the prior satisfaction or waiver of the Minimum Tender Condition, the Termination Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will promptly (and in any event no later than the first Business Day) after the Offer Expiration Time accept for payment all Shares validly tendered and not validly withdrawn.

Purchaser expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that ARIAD’s prior written consent is required for Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	amend, modify or waive the Minimum Tender Condition or the Termination Condition;

•	add to the Offer Conditions or amend, modify or supplement any Offer Condition or any other term of the Offer in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Takeda or Purchaser to consummate the Offer;

•	extend or otherwise change the Offer Expiration Time (except as required or permitted by the other provisions of the Merger Agreement);

•	change the form of consideration payable in the Offer; or

•	provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, the Merger Agreement provides that, subject to the rights of Takeda and ARIAD to terminate the Merger Agreement pursuant to its terms, Purchaser will, and Takeda will cause Purchaser to:

•	extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or NASDAQ, in each case, as applicable to the Offer, the Schedule 14D-9 or the documents related to the Offer; and

•	if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Takeda or Purchaser to the extent permitted under the Merger Agreement, extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (or such longer or shorter period as the parties to the Merger Agreement may agree) in order to permit the satisfaction of such Offer Conditions.

Without ARIAD’s written consent, Purchaser will not, and without Takeda’s written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) May 8, 2017 or, if on May 8, 2017 the Regulatory Condition has not been met but all of the other Offer Conditions have been satisfied or waived, August 6, 2017. Except as otherwise permitted by the Merger Agreement, Takeda and Purchaser will not terminate the Offer prior to the Offer Expiration Time.

Board of Directors and Officers. Under the Merger Agreement, as of the Effective Time, the directors of Purchaser as of immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of ARIAD as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, as soon as practicable following the consummation of the Offer (and on the same day as the consummation of the Offer), Purchaser will be merged with and into ARIAD, with ARIAD continuing as the surviving corporation in the Merger and as an indirect wholly-owned subsidiary of Takeda. The Merger will be governed by Section 251(h) of the DGCL.

The certificate of incorporation of ARIAD, as the Surviving Corporation, will be amended and restated at the effective time of the Merger to be in the form of the certificate of incorporation of Purchaser immediately prior to the effective time of the Merger, except that (i) all references to the name, date of incorporation, registered office and registered agent of Purchaser therein may be changed to refer to the name, date of incorporation, registered office and registered agent, respectively, of ARIAD and (ii) any references naming the incorporator(s), original board of directors or original subscribers for shares of Purchaser may be omitted. The bylaws of ARIAD, as the Surviving Corporation, will be amended and restated at the effective time of the Merger to be in the form of the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger. In addition, the certificate of incorporation and the bylaws of the Surviving Corporation may be further amended to reflect certain indemnification obligations contemplated by the Merger Agreement.

The obligations of ARIAD, Takeda and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	Purchaser has consummated the Offer; and

•	no governmental authority having jurisdiction over any party to the Merger Agreement will have issued any order, nor any applicable law or other legal restraint, injunction or prohibition will be in effect that makes consummation of the Merger illegal or otherwise prohibited.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (including shares of Restricted Stock, but other than (i) Shares owned by Takeda, Purchaser, or any other direct or indirect wholly-owned subsidiary of Takeda; (ii) Shares owned by ARIAD or any direct or indirect wholly-owned subsidiary of ARIAD or held in ARIAD’s treasury; and (iii) Shares held by a holder who is entitled to and properly exercises appraisal rights for such Shares in accordance with Section 262 of the DGCL) will be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest.

Treatment of Equity Awards.

Under the Merger Agreement:

•	Each Stock Option outstanding immediately prior to the consummation of the Offer, whether vested or unvested, will automatically and without any required action on the part of the holder thereof, become fully vested and will be canceled as of immediately prior to, and contingent upon, the consummation of the Offer (without regard to the exercise price of such Stock Option) in exchange for the right to receive a lump-sum cash payment in the amount of the Option Consideration, if any, less any required withholding taxes, with respect to such Stock Option. “Option Consideration” means, with respect to any Stock Option, an amount equal to the product of (x) the number of Shares issuable under such Stock Option multiplied by (y) the excess of (i) the Offer Price over (ii) the exercise price payable in respect of each Share issuable under such Stock Option; provided, however, that the Option Consideration for each Stock Option with an exercise price equal to or greater than the Offer Price shall be $0.

•	Subject to the immediately following bullet, each RSU outstanding immediately prior to the consummation of the Offer will, automatically and without any required action on the part of the holder thereof, become fully vested and be converted immediately prior to, and contingent upon, the consummation of the Offer into a vested right to receive a lump-sum cash payment in an amount equal to the Offer Price for each Share underlying the RSU, less any required withholding taxes (which we refer to as the “RSU Payment”). As of the consummation of the Offer, each holder of an RSU will cease to have any rights with respect thereto, except the right to receive the RSU Payment.

•	ARIAD is permitted to grant RSUs to employees in respect of 2017 annual equity awards (each of which we refer to an “FY17 RSU”), subject to certain limitations. Notwithstanding anything to the contrary in the Merger Agreement, FY17 RSUs will automatically be converted immediately prior to, and contingent upon, the consummation of the Offer into a right to receive cash in an amount equal to the Offer Price for each Share underlying the FY17 RSU and shall be payable (without any crediting of interest for the period from the consummation of the Offer through the date of payment) in installments after the date that such FY17 RSU would have otherwise vested (i.e., one third of the aggregate amount on each anniversary of the date of grant of such FY17 RSU) in accordance with its terms (and in any event not later than December 31st of the year during which such vesting date occurs) but only if such conditions to vesting are satisfied prior to such vesting date; provided, that if the employment of such grantee of such FY17 RSU is terminated by Takeda or the Surviving Corporation or its affiliates or by the grantee prior to such vesting date under conditions that would have accelerated the vesting of such FY17 RSU had it remained outstanding (e.g., a termination without cause or a resignation for good reason under the terms of the grantee’s employment arrangements), then such vesting shall be accelerated as of the date of such termination of employment.

•	Immediately prior to, and contingent upon, the consummation of the Offer, all vesting conditions applicable to each PSU outstanding immediately prior to the consummation of the Offer will,

automatically and without any required action on the part of the holder thereof, lapse, and each such PSU will vest as of the consummation of the Offer at the greater of (x) the target level of vesting for such PSU and (y) the vesting level determined based on the achievement of the performance metrics applicable to such PSU in accordance with its terms, as determined by the Compensation Committee of the ARIAD Board of Directors as of immediately prior to the Offer Expiration Time (assuming, for this purpose, that the transactions contemplated by the Merger Agreement have occurred), and each such then-vested PSU shall be converted immediately prior to, and contingent upon, the consummation of the Offer into a vested right to receive a lump-sum cash payment in an amount equal to the Offer Price for each Share underlying such PSU, less any required withholding taxes (which we refer to as the “PSU Payment”). As of the consummation of the Offer, each holder of a PSU shall cease to have any rights with respect thereto, except the right to receive the PSU Payment.

•	As of the consummation of the Offer, by virtue of the Merger and without any required action on the part of the holder thereof, all vesting conditions and restrictions applicable to each Restricted Share will lapse and each Restricted Share will be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest (which we refer to as the “Restricted Share Payment”). As of the consummation of the Offer, each holder of a Restricted Share shall cease to have any rights with respect thereto, except the right to receive the Restricted Share Payment.

•	At or prior to the consummation of the Offer, ARIAD, its Board of Directors, and the Compensation Committee of the ARIAD Board of Directors, as applicable, will adopt any resolutions and take any actions which are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards, including, but not limited to, providing that all vesting and restrictions with respect to Restricted Shares lapse immediately prior to the consummation of the Offer.

Treatment of the ARIAD ESPP.

Pursuant to the Merger Agreement, ARIAD must take all reasonable actions, including adopting any necessary resolution, to (i) terminate the ARIAD ESPP as of immediately prior to the date that the Transactions close, (ii) ensure that no offering period under the ARIAD ESPP will be commenced on or after the date of the Merger Agreement, (iii) if the closing of the Transactions shall occur prior to the end of any offering period in existence under the ARIAD ESPP on the date of the Merger Agreement (which we refer to as the “Final Offering”), cause a new exercise date to be set under the ARIAD ESPP, which date will be the Business Day immediately prior to the initial Offer Expiration Time (which we refer to as the “New Exercise Date,” and the period commencing January 1, 2017 through the New Exercise Date we refer to as the “Final Purchase Period”), (iv) prohibit participants in the ARIAD ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ARIAD ESPP in accordance with the terms and conditions of the ARIAD ESPP), and (v) provide that the amount of the accumulated contributions of each participant under the ARIAD ESPP as of immediately prior to the Offer Expiration Time will, to the extent not used to purchase shares of Common Stock in accordance with the terms and conditions of the ARIAD ESPP (as amended pursuant to the Merger Agreement), be refunded to such participant as promptly as practicable following the consummation of the Offer (without interest).

Therefore, if the New Exercise Date occurs prior to the Offer Acceptance Time, the final purchase of Shares under the Final Offering and Final Purchase Period will occur on the New Exercise Date and, with respect to each participant who has not withdrawn from the ARIAD ESPP prior to the New Exercise Date, ARIAD will apply such participant’s accumulated contributions to the purchase of Shares at a per Share purchase price equal to the lower of (a) $10.51 (which is 85% of the closing price of a Share on January 3, 2017, the first Business Day of the Final Purchase Period) and (b) 85% of the closing price of a Share on the New Exercise Date.

Representations and Warranties. In the Merger Agreement, ARIAD has made representations and warranties to Takeda and Purchaser with respect to, among other things:

•	corporate matters, such as organization and qualification, organizational documents, standing, power and authority to enter into the Merger Agreement;

•	enforceability of the Merger Agreement;

•	governmental authorization;

•	required consents and approvals and no violations of organizational documents or applicable law;

•	capitalization;

•	subsidiaries, and ARIAD’s equity interests in them;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	information to be included in the Offer documents, the Schedule 14D-9 and other information required to be disseminated in connection with the Offer;

•	the absence of certain changes;

•	the absence of undisclosed liabilities;

•	litigation;

•	compliance with laws and possession of necessary permits;

•	compliance with anti-corruption and anti-bribery laws;

•	material contracts;

•	tax matters;

•	employee matters and employee benefit plans, including ERISA matters and certain related matters;

•	labor and employment matters;

•	insurance;

•	environmental matters;

•	intellectual property matters;

•	real property;

•	health regulatory matters;

•	compliance with sanctions laws;

•	interested party transactions;

•	brokers and certain fees;

•	the opinion of financial advisors; and

•	the absence of other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by ARIAD are qualified as to “materiality” or “Material Adverse Effect” or by knowledge. “Material Adverse Effect” means a state of facts, circumstance, condition, event, change, development, occurrence, result or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or results of operations of ARIAD and its subsidiaries, taken as a whole; or (ii) would reasonably be expected to prevent or delay beyond the End Date the performance by ARIAD of its obligations under the Merger Agreement, excluding:

(i)	changes in general economic, regulatory, political, business, financial or market conditions in the United States or elsewhere in the world;

(ii)	changes in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world;

(iii)	changes in conditions generally affecting the industry in which ARIAD and its subsidiaries operate;

(iv)	any outbreak of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism);

(v)	any hurricane, flood, tornado, earthquake or other natural disaster or act of God;

(vi)	any failure by ARIAD or any of its subsidiaries to meet any internal or external projections or forecasts or any decline in the price of ARIAD’s common stock or other securities of ARIAD (but excluding, in each case, the underlying causes of such failure or decline, as applicable, unless such underlying causes would otherwise be excepted from this definition);

(vii)	the public announcement or pendency of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (which we refer to as the “Transactions”), including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (other than, in each case, for purposes of any representation or warranty set forth in Sections 4.03 or 4.05 of the Merger Agreement, which relate to corporate authorization and non-contravention, respectively);

(viii)	changes in applicable laws or the interpretation thereof;

(ix)	changes in GAAP or any other applicable accounting standards or the interpretation thereof;

(x)	any change, event, occurrence or development relating to the products or product candidates of any person or entity (other than ARIAD and its subsidiaries);

(xi)	any action required to be taken by ARIAD pursuant to the terms of the Merger Agreement or at the direction of Takeda or Purchaser or the failure of ARIAD to take any action that requires consent of Takeda pursuant to Section 6.02 of the Merger Agreement (which relates to the solicitation of proposals by ARIAD and the receipt of unsolicited proposals) to the extent Takeda fails to give its consent thereto after a written request therefor pursuant to Section 6.02 of the Merger Agreement;

(xii)	any breach of the Merger Agreement by Takeda or Purchaser;

(xiii)	the settlement of any legal proceeding outstanding as of the date of the Merger Agreement; or

(xiv)	certain regulatory, clinical, or patent developments.

Provided, that any effect arising out of or resulting from any change or event referred to in clause (i), (ii), (iii), (iv), (v), (viii) or (ix) above may constitute, and be taken into account in determining the occurrence of, a Material Adverse Effect if and only to the extent that such change or event has a disproportionate adverse impact on ARIAD and its subsidiaries as compared to any other participants that operate in the industries in which ARIAD and its subsidiaries operate.

In the Merger Agreement, Takeda has made representations and warranties to ARIAD with respect to:

•	corporate matters, such as organization and qualification, organizational documents, standing, power and authority to enter into the Merger Agreement;

•	governmental authorization;

•	required consents and approvals, and no violations of organizational documents, applicable laws or agreements;

•	capitalization, formation and corporate purpose of Purchaser;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14-D-9;

•	absence of required vote of Takeda’s stockholders;

•	litigation;

•	availability of funds;

•	Share ownership; and

•	the absence of other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Takeda are qualified as to “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect that, individually or in the aggregate, does or would reasonably be expected to prevent, materially delay or materially impair Purchaser or Takeda from consummating the transactions contemplated by the Merger Agreement, on a timely basis.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Merger.

Operation of Business Pending the Merger. From the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement (which we refer to as the “Pre-Closing Period”), except (w) for certain matters set forth in the disclosure schedule to the Merger Agreement, (x) as required by applicable law, (y) as expressly required by the Merger Agreement, or (z) with the written consent of Takeda, ARIAD will, and will cause its subsidiaries to, conduct its business in the ordinary course consistent with past practice.

ARIAD has further agreed that, except (w) for certain matters set forth in the disclosure schedule to the Merger Agreement, (x) as required by applicable law, (y) as required by the Merger Agreement, or (z) with the written consent of Takeda, ARIAD will not, and will not permit its subsidiaries to, among other things:

•	amend the organizational documents of ARIAD or any of its subsidiaries (whether by merger, consolidation or otherwise);

•	issue, sell, grant, pledge or otherwise dispose of or grant or suffer to exist any lien with respect to the capital stock of ARIAD or any of its subsidiaries, or grant any options, warrants or other rights to acquire any such capital stock or other interest or any instrument convertible into or exchangeable or exercisable for any such capital stock or other interest, other than the issuance of shares of ARIAD common stock (A) upon the conversion of a convertible note in accordance with the terms of the Indenture with respect to ARIAD’s 3.625% Convertible Senior Notes due 2019 (which we refer to as the “Indenture”) (subject to certain provisions of the Merger Agreement relating to the Indenture) or (B) upon the exercise of ARIAD’s Stock Options outstanding as of the date of the Merger Agreement pursuant to ARIAD’s existing Stock Plans or pursuant to the terms of ARIAD’s Restricted Stock Units or Performance Stock Units that are outstanding on the date of the Merger Agreement, in each case in accordance with the applicable Stock Plan’s and equity award’s terms as in effect on the date of the Merger Agreement, or upon the exercise of ARIAD’s Stock Options or settlement of ARIAD’s Restricted Stock Units granted in accordance with the applicable covenants in the Merger Agreement;

•	amend any term of any security of ARIAD or any of its subsidiaries (in each case, whether by merger, consolidation or otherwise);

•	adopt any plan of merger, consolidation, reorganization, liquidation or dissolution of ARIAD or any of its subsidiaries, file a petition in bankruptcy under any provisions of federal or state bankruptcy applicable law on behalf of ARIAD or any of its subsidiaries or consent to the filing of any bankruptcy petition against ARIAD or any of its subsidiaries under any similar applicable law;

•	create any subsidiary of ARIAD or any of its subsidiaries;

•	(A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) ARIAD’s or any of its subsidiaries’ capital stock or other securities (other than to ARIAD or one of the wholly-owned subsidiaries of ARIAD) or (B) redeem, repurchase or otherwise reacquire, split, combine or reclassify any of ARIAD’s securities or capital stock of ARIAD or any of its subsidiaries or otherwise change the capital structure of ARIAD or any of its subsidiaries;

•	make any material changes in any accounting methods, principles or practices except as required by a change in GAAP or required by applicable law;

•	change in any material respect the policies or practices regarding accounts receivable or accounts payable or fail to manage working capital in all material respects in accordance with past practices;

•	except for (A) certain contracts described in the Merger Agreement in the ordinary course of business (to the extent any such contract is not also (i) a lease agreement or (ii) a material contract (as specified in the Merger Agreement)) or (B) in connection with any indebtedness incurred in accordance with the applicable covenants in the Merger Agreement, accelerate, terminate, cancel, exercise or fail to exercise an expiring renewal option, materially amend, grant a material waiver under or otherwise materially modify (x) any material contract or lease agreement or any contract that would constitute a material contract or a new lease agreement if in effect as of the date of the Merger Agreement or (y) enter into a contract that would constitute a material contract or a new lease agreement if in effect as of the date of the Merger Agreement;

•	make any capital expenditure other than (A) capital expenditures not contemplated by the following clause (B) that are no more than $750,000 in the aggregate and are incurred in the ordinary course of business consistent with past practice and (B) any capital expenditure made in accordance with ARIAD’s 2017 annual budget as made available to Takeda prior to the signing of the Merger Agreement;

•	incur, assume or guarantee any indebtedness to any person or entity (other than (x) to ARIAD or one of the wholly-owned subsidiaries of ARIAD or (y) short-term borrowings of not more than $500,000 in the aggregate, incurred in the ordinary course of business consistent with past practice);

•	grant or suffer to exist any material liens on any properties or assets of ARIAD or any of its subsidiaries that are material to ARIAD and its subsidiaries, taken as a whole, other than certain liens permitted by the Merger Agreement;

•	make any capital investment in or loan or advance to, or forgive any loan to, any other person or entity except for (A) loans, capital contributions, advances or investments between ARIAD and any wholly-owned subsidiary of ARIAD or between wholly-owned subsidiaries of ARIAD and (B) advances not exceeding $1,000,000 in the aggregate outstanding at any time to employees and consultants for travel and other business-related expenses in the ordinary course of business consistent with past practices;

•	other than in the ordinary course of business and other than with respect to intellectual property rights of ARIAD or any of its subsidiaries, acquire, sell, lease, sublease, license, sublicense, abandon, waive, relinquish, transfer, pledge, abandon, assign, swap, mortgage or otherwise dispose of or subject to any lien any of the material assets, properties or rights of ARIAD or any of its subsidiaries;

•	purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof or any other business or all or substantially all of the assets of any person or entity;

•	enter into a new line of business or abandon or discontinue any existing line of business;

•

settle, pay, discharge or satisfy any legal proceeding (other than any settlement, payment, discharge or satisfaction that does not relate to any litigation relating to the Merger Agreement or the Transactions

(which we refer to as “Stockholder Litigation”)) and (1) either (x) results solely in a monetary obligation involving only the payment of monies by ARIAD and/or its subsidiaries of not more than $500,000 in the aggregate (excluding any settlements made under the following clause (y)), or (y) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, ARIAD or any of its subsidiaries and the payment of monies by ARIAD or any of its subsidiaries that are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies) and (2) would not involve any admission of guilt or impose any material restrictions or limitations upon the operations or business of ARIAD or any of its subsidiaries, whether before, on or after the Effective Time;

•	except as required by applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement, (A) increase the compensation payable or that could become payable by ARIAD or any of its subsidiaries to directors, officers or employees, other than increases with respect to ARIAD’s employees who are not directors or executive officers in the ordinary course of business in connection with ARIAD’s or any of its subsidiaries’ annual merit-based compensation review process or discretionary bonus practices, (B) enter into any new, or amend in any material respect, any existing employment, indemnification, severance, retention, change in control or similar agreement with any of its past or present directors, officers or employees, (C) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any of ARIAD’s employee plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be an employee plan of ARIAD if it were in existence as of the date of the Merger Agreement, (D) enter into any third-party contract with respect to an ARIAD employee plan (including contracts for the provision of services to such employee plan, including benefits administration) having a term of greater than one (1) year, (E) fund any rabbi trust or similar arrangement, (F) grant or amend any equity or equity-based awards except as required by existing ARIAD Stock Plans, other than the payment of regular director compensation in the form of equity awards in a manner consistent with past practice or in accordance with director deferral elections in effect as of the date of the Merger Agreement, or (G) hire any officer, employee, independent contractor or consultant, other than in sales positions with an annual base salary less than $200,000, or, other than in the ordinary course of business consistent with past practice, terminate the employment or services (other than for cause) of any officer, employee, independent contractor or consultant;

•	sell, license, sublicense, covenant not to sue under, abandon, assign, transfer, disclose, create any lien on (other than certain liens permitted by the Merger Agreement), or otherwise grant any rights under any ARIAD-owned intellectual property, or amend, renew, terminate, sublicense, assign or otherwise modify any license or other agreement by ARIAD or any of its subsidiaries with respect to any ARIAD-licensed intellectual property;

•	settle or compromise any claim relating to an amount of taxes exceeding $500,000, agree to any material adjustment of any tax attribute or tax incentive, consent to any extension or waiver of the statute of limitations period applicable to an amount of taxes exceeding $500,000, enter into any closing agreement with respect to an amount of taxes exceeding $500,000, amend any tax return relating to an amount of taxes exceeding $500,000, make any material change in any of the methods, principles or practices used by it for tax accounting except as required by applicable law, or file any material tax election or any election pursuant to Section 7701 of the Internal Revenue Code and the Treasury Regulations thereunder, other than a “protective” election pursuant to Section 7701 of the Internal Revenue Code and the Treasury Regulations thereunder, with respect to any material subsidiary of ARIAD;

•	enter into any material transaction or contract with any affiliate of ARIAD, holder of 5% or more of the Shares, director or executive officer of ARIAD or any of its subsidiaries or enter into any other material transaction or contract with any other person or entity that would be required to be reported by ARIAD pursuant to Item 404 of Regulation S-K under the Exchange Act;

•	authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses.

2017 Restricted Stock Unit Grants. The disclosure schedules to the Merger Agreement authorize ARIAD to grant Company Restricted Stock Units to employees of ARIAD following the date hereof (as previously defined, each an “FY17 RSU”), subject to certain limitations agreed to between Takeda and ARIAD regarding the aggregate amount of awards that may be granted to ARIAD’s employees and executive officers. Each FY17 RSU shall be subject to terms and conditions that are substantially consistent (other than performance-based vesting conditions) with previously granted Restricted Stock Units. Each FY17 RSU outstanding immediately prior to the consummation of the Offer shall, automatically and without any required action on the part of the holder thereof, be converted immediately prior to, and contingent upon, the consummation of the Offer into a right to receive cash in an amount equal to the Offer Price for each Share underlying the FY17 RSU and shall be payable (without any crediting of interest for the period from the consummation of the Offer through the date of payment) in installments as soon as reasonably practicable after the date that such FY17 RSU would have otherwise vested in accordance with its terms, but only if such conditions to vesting are satisfied prior to such vesting date; provided, that if the employment of such grantee of such FY17 RSU is terminated by Takeda or the Surviving Corporation or its Affiliates or by the grantee prior to such vesting date under conditions that would have accelerated the vesting of such FY17 RSU had it remained outstanding, then such vesting shall be accelerated as of the date of such termination of employment.

Access and Investigation. Upon reasonable notice to ARIAD and subject to customary exceptions and limitations, ARIAD and its subsidiaries will, and will cause their respective officers, directors, employees and agents to, afford Takeda’s officers and Takeda’s other authorized representatives reasonable access, during normal business hours throughout the pre-closing period, to their respective representatives, officers, employees, properties, books, contracts, records, reports (including draft and final reports of Deloitte & Touche LLP relating to the 2016 audited financial statements as and when furnished to ARIAD) and other documents and information relating to ARIAD and its subsidiaries in their possession and will furnish Takeda and Purchaser all financial, operating and other data and information as Takeda and Purchaser through their officers, employees or agents, may reasonably request. Any such access will be conducted at Takeda’s expense, at a reasonable time, under the supervision of appropriate personnel of ARIAD or its subsidiaries and in such a manner as not to unreasonably interfere with the normal operation of the business of ARIAD or its subsidiaries.

Notice of Certain Events. The Merger Agreement provides that, during the Pre-Closing Period, each of Purchaser, Takeda and ARIAD is required to promptly notify the other in writing of (a) any notice or other communication received by such party or any of its subsidiaries from any person alleging that the consent, approval, permission or waiver from such party is or may be required in connection with the Transactions, (b) any notice or other communication received by such party or any of its subsidiaries from any governmental authority in connection with the Transactions, (c) the commencement or threat to commence any Stockholder Litigation and (d) any fact, event or circumstance known to it that would be reasonably likely to result in the failure of any of the Offer Conditions or conditions to the Merger to be satisfied. However, no notification given by any party pursuant to this paragraph will (1) limit or affect any of the representations, warranties, covenants, obligations or conditions contained in the Merger Agreement, (2) otherwise prejudice in any way the rights and remedies contained in the Merger Agreement, (3) be deemed to affect or modify such party’s reliance on the representations, warranties, covenants and agreements made by the other parties in the Merger Agreement or (4) be deemed to amend or supplement the confidential disclosures made with respect to the Merger Agreement or prevent or cure any misrepresentation, breach of warranty or breach of covenant by such party.

Employee Matters. In the Merger Agreement, we have agreed with ARIAD that from and after the Effective Time, Takeda will honor, and will cause the Surviving Corporation to honor, all employee plans and all employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Effective Time and will assume any employee plans that require or contemplate assumption by their terms by an acquirer or successor. Takeda will provide, or will cause to be provided, to each ARIAD employee immediately before the Effective Time (including any of ARIAD’s executive officers) who is employed by the Surviving Corporation or any subsidiary of the Surviving Corporation immediately following the Effective Time (which we refer to as “Continuing Employees”) (i) for a period of one year following the

Effective Time, base salary and base wages, short-term cash incentive compensation opportunities and severance payments and severance benefits, each in an amount no less favorable than that in effect immediately prior to the execution of the Merger Agreement and (ii) for the calendar year 2017, other benefits (other than equity compensation) that are substantially comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

From and after the closing date of the Merger, with respect to continuing employees, Takeda will cause the service of each such Continuing Employee with ARIAD and its subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation, but not including any sabbatical or equity compensation plans, programs, agreements or arrangements (which we refer to collectively as the “Takeda Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent that service was credited to such employee for such purposes under a comparable ARIAD employee plan immediately prior to the closing date and to the extent that such credit would not result in a duplication of benefits.

From and after the closing date of the Merger, with respect to each Takeda Benefit Plan that is an “employee welfare benefit plan” in which any Continuing Employee is or becomes eligible to participate, Takeda will use commercially reasonable efforts to cause each such Takeda Benefit Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Takeda Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding ARIAD employee plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Takeda Benefit Plan but only to the extent permitted under the terms and conditions of Takeda’s applicable insurance contracts in effect as of the closing date of the Merger.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Takeda will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued but unused personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of ARIAD, as they may be amended from time to time.

The Merger Agreement further provides that nothing in the foregoing obligations shall create any right in any other person or entity, including any employee of ARIAD, any participant in any ARIAD employee plan or Takeda Benefit Plan or any beneficiary thereof or any right to continued employment with Takeda, ARIAD, the Surviving Corporation or any of their affiliates and that no provision in the Merger Agreement shall amend any ARIAD employee plan, any Takeda Benefit Plan or require Takeda, the Surviving Corporation or any of their affiliates to permit any person or entity to participate in any particular benefit plan sponsored or maintained by Takeda or any of its Affiliates, or to continue or amend any particular benefit plan, before or after the consummation of the Offer, the Merger or the related transactions, and any such plan may be amended or terminated in accordance with its terms and applicable law.

Good Reason under Certain Executive Employment Agreements. The disclosure schedules to the Merger Agreement stipulate with respect to certain Executive Employment Agreements that ARIAD and Takeda each acknowledge and agree that, effective as of a date on or after the Effective Time that is reasonably determined by Takeda (which date shall not be later than ninety (90) days after the Effective Time), each executive party to such an Executive Employment Agreement shall have “good reason” (as defined in their respective Executive Employment Agreement) to terminate their employment with ARIAD.

State Takeover Litigation. Under the Merger Agreement, if any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed or purports to be applicable to any of the Transactions, then each of ARIAD, Takeda, the Purchaser, and their respective Boards of Directors will use their respective reasonable best efforts to (i) take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and (ii) otherwise act to render such anti-takeover applicable law (or, in the case of Section 203 of the DGCL, the restrictions on business combinations provided therein) inapplicable to the foregoing.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification rights in favor of ARIAD’s and its subsidiaries’ current and former directors and officers, who we refer to as “indemnitees.” Specifically, from and after the Effective Time, Takeda will cause the Surviving Corporation to fulfill and honor in all respects the obligations of ARIAD and its subsidiaries pursuant to (i) each indemnification agreement in effect between ARIAD or any of its subsidiaries and any of the indemnitees made publicly available on the EDGAR website or provided to Parent prior to the execution of the Merger Agreement; and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of ARIAD as in effect on the date of the Merger Agreement.

Prior to the Closing, ARIAD is required to use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each person currently covered by ARIAD’s officers’ and directors’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement for the six (6) year period following the Closing and at a price not to exceed 300% of the amount per annum ARIAD paid in its last full fiscal year prior to the date of the Merger Agreement (which we refer to as the “Current Premium”). If ARIAD or Takeda obtains prepaid “tail” or “runoff” policies prior to the Effective Time, the Surviving Corporation is required to, and Takeda is required to cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder. If ARIAD fails to purchase such “tail” or “runoff” policy prior to Closing, then either (i) Takeda may purchase such “tail” or “runoff” policy on behalf of ARIAD or the Surviving Corporation or (ii) the Surviving Corporation is required to, and Takeda is required to cause the Surviving Corporation to, maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by ARIAD’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement for a period of six (6) years after the Effective Time. In satisfying its obligations to provide such insurance, neither Takeda nor the Surviving Corporation will be obligated to pay annual premiums in excess of 300% of the Current Premium, and if such premiums would at any time exceed 300% of the Current Premium, Takeda or the Surviving Corporation is required to maintain insurance policies that, in its good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium).

Reasonable Best Efforts. Pursuant to the Merger Agreement, ARIAD and Takeda have agreed to each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the Transactions as promptly as practicable and in any event prior to the End Date, including (i) the obtaining of all necessary actions, waivers, consents and approvals from governmental authorities, the expiry or early termination of any applicable waiting periods, and the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of the Merger Agreement.

Takeda and ARIAD have also agreed to (i) prepare and file any notification and report forms and related material required under the HSR Act or other applicable antitrust laws with respect to the Transactions (if any), and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of such transactions, as promptly as practicable (but in no event later than ten (10) Business Days from the date of the Merger Agreement for the filing of any notification and report forms and related material required under the HSR Act except by mutual consent confirmed in writing), (ii) provide or cause to be provided as promptly as practicable any information and documentary material that may be requested by the U.S. Department of Justice or Federal Trade Commission under the HSR Act or by other governmental authorities under applicable antitrust laws (if any) and (iii) use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt expiration or termination of any applicable waiting period or other approval of consummation of the Transactions by the U.S. Department of Justice or Federal Trade Commission or other applicable governmental authorities, including to cause to be lifted or vacated any restraint, injunction or other legal impediment to any of such transactions. Takeda will pay all filing fees payable pursuant to the HSR Act or other applicable antitrust laws (if any).

Subject to applicable law, ARIAD and Takeda and their respective counsel will (i) have the right to review in advance, and to the extent practicable each will consult the other on, any material filing made with, or written materials to be submitted to, any governmental authority in connection with the Transactions, (ii) promptly inform each other of any material communication (or any other material correspondence or memoranda) received from, or given to, the U.S. Department of Justice or the Federal Trade Commission and (iii) promptly furnish each other with copies of all correspondence, filings and written communications between them or their subsidiaries or affiliates, on the one hand, and any governmental authority or its respective staff, on the other hand, with respect to such transactions. ARIAD and Takeda will (with respect to any in-person discussion or meeting), and will to the extent practicable (with respect to any telephonic discussion or meeting), provide the other party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any governmental authority in respect of any filing, investigation or other inquiry in connection with the Transactions. Neither Takeda nor ARIAD is permitted to commit to or agree with any governmental authority to stay, toll or extend any applicable waiting period under the HSR Act without the prior written consent of the other.

Convertible Notes.

ARIAD is required to take the following actions with respect to the Indenture:

•	actions as may be required in accordance with, and subject to the terms of, the applicable provisions of the Indenture, including the giving of any notices required by the applicable provisions of the Indenture in connection with the Transactions and any repurchases or conversions of the convertible notes issued under the Indenture occurring as a result of or in connection with the Transactions constituting a “Fundamental Change” (as defined in the Indenture);

•	prior to the Closing Date, preparing any supplemental indentures required in connection with the Transactions and the consummation thereof to be executed and delivered to the Trustee (as defined in the Indenture) at or prior to the Effective Time and satisfactory in form and substance to the Trustee;

•	refrain from making any settlement election under the Indenture without the prior written consent of Takeda;

•	such further actions, including the delivery of any officers’ certificates and opinions of counsel required by the applicable provisions of the Indenture as may be necessary to comply with all of the terms and conditions of the Indenture in connection with the Transactions; and

•	providing Parent and its counsel reasonable opportunity to review and comment on, and consulting with Parent and its counsel with respect to, any written notice or communication and any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments deliverable pursuant to or in connection with the Indenture prior to the dispatch or making thereof, and giving due consideration to any recommendations made by Parent or its counsel prior to the dispatch or making thereof.

ARIAD has represented and warranted to Takeda and Purchaser that, concurrently with the execution and delivery of the Merger Agreement, each of (i) the bond hedge transaction between ARIAD and JPMorgan Chase Bank, National Association, London Branch (which we refer to as “JPMCB London”) and (ii) the warrants exercisable for Shares as evidenced by a letter agreement with JPMCB London, and the respective rights and obligations of ARIAD and JPMCB London under each of those agreements, have been terminated, cancelled and extinguished and deemed satisfied and discharged in full with neither ARIAD nor JPMCB London obligated to make or receive any payment in connection with such termination.

Stockholder Litigation. Takeda, Purchaser and ARIAD have agreed that, during the Pre-Closing Period, ARIAD will control the defense of any Stockholder Litigation, provided that ARIAD will as promptly as reasonably practicable (and in any event within two (2) Business Days) after obtaining knowledge thereof notify Takeda in writing of, and will (x) give Takeda the right to review and comment on all material filings or responses to be made by ARIAD in connection with any Stockholder Litigation (and ARIAD will in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any Stockholder Litigation and (y) if Takeda does not exercise such right to participate (subject to ARIAD’s control right), keep Takeda reasonably and promptly informed with respect to the status of such Stockholder Litigation. ARIAD will not agree to any compromise or full or partial settlement of any Stockholder Litigation without Takeda’s prior written consent.

Public Announcements. Pursuant to the Merger Agreement, Takeda and ARIAD are required to consult with each other before issuing any press release or scheduling a press conference or conference call with investors or analysts and shall use reasonable best efforts to consult with each other before making any other public statement, in each case with respect to the Merger Agreement or the Transactions. Each party also agrees not to issue any such press release or make any such other public statement without the consent of the other party, which consent will not be unreasonably withheld, conditioned or delayed, except as such release or announcement that Takeda or ARIAD determines, after consultation with outside legal counsel, is required by applicable law or any listing agreement with or rule of any national or foreign securities exchange or association upon which the securities of Takeda or ARIAD, as applicable, are listed, in which case the party required to make the release or announcement shall, to the extent reasonably practicable, consult with the other party about, and shall use its commercially reasonable efforts to allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider such comments in good faith. Notwithstanding these restrictions, each party may, without such consultation or consent (x) make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in documents filed by ARIAD with the SEC, so long as such statements, announcements and disclosures substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party) and (y) issue any press release or making any other public statement with respect to any Change in Recommendation, Acquisition Proposal or Intervening Event.

Section 16 Matters. Prior to the Effective Time, ARIAD is required to take all actions to the extent necessary or as may be reasonably requested by any party to the Merger Agreement to cause any dispositions of ARIAD equity securities (including any derivative securities with respect to any equity securities of ARIAD) by each individual who is an ARIAD director or officer, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

Approval of Compensation Actions. The Merger Agreement provides that, prior to the Effective Time, ARIAD and the ARIAD Board of Directors will take any action necessary to ensure that any compensation arrangements entered into after the date of the Merger Agreement (or not previously approved) have been approved as contemplated by Exchange Act Rule 14d-10 for the purpose of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such Rule.

Consultation. Under the Merger Agreement, ARIAD is required, subject to applicable law, to: (i) consult reasonably in advance with, and give reasonable and good faith consideration to the views of, Takeda regarding actions and decisions (other than with respect to immaterial matters) relating to the launch of brigatinib; (ii) promptly notify Parent of its sending, receiving or otherwise becoming aware of any material notice or any other material communication to or from any governmental authority, quasi-governmental authority, manufacturer, licensee or principal investigator concerning brigatinib, AP32788 or Iclusig; and (iii) not, and cause each of its subsidiaries not to, send or respond to any such material notice or material communication without (A) providing Takeda with a copy thereof, (B) providing Takeda a reasonable opportunity to review and comment thereon, and (C) give reasonable and good faith consideration to any comments or recommendations made by the Parent with respect thereto.

Acquisition Proposals. Under the Merger Agreement, from the date of the Merger Agreement until the consummation of the Offer or, if earlier, the termination of the Merger Agreement in accordance with its terms, ARIAD and its subsidiaries are prohibited from and are required to direct their respective representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal (as defined below) or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (ii) other than informing third parties of the no solicitation provisions contained in the Merger Agreement, engage in, continue or otherwise participate in negotiations or discussions with, or furnish any non-public information concerning ARIAD or any of its subsidiaries to, any third party in connection with or for the purpose of knowingly encouraging or knowingly facilitating an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (iii) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (iv) resolve or agree to do any of the foregoing. The Merger Agreement also requires that ARIAD (A) cease and cause to be terminated all existing discussions or negotiations with any person or entity conducted heretofore with respect to any Acquisition Proposal or any inquiry, or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (B) terminate access by any third party to any physical or electronic data room relating to any potential Acquisition Transaction (as defined below) and (C) request the prompt return or destruction of any confidential information provided to any third party within the twelve months immediately preceding the date of the Merger Agreement in connection with a proposed Acquisition Transaction. ARIAD will be permitted to grant waivers of, and not enforce, any standstill provision or similar provision that has the effect of prohibiting the counterparty thereto from making a private Acquisition Proposal to the ARIAD Board of Directors.

Notwithstanding anything else to the contrary in the Merger Agreement, if, prior to the consummation of the Offer, ARIAD receives a bona fide written Acquisition Proposal (which Acquisition Proposal was made after the date of the Merger Agreement and did not result from any breach of the Merger Agreement), and the ARIAD Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined below), then ARIAD and its representatives may, subject to compliance with the applicable provisions of the Merger Agreement, do any or all of the following: (i) furnish any information and reasonable access to any third party making such Acquisition Proposal (provided that (A) prior to furnishing any information, ARIAD receives from such third party an executed Acceptable Confidentiality Agreement (as defined below) and (B) any such non-public information so furnished has been previously provided or made available to Takeda or is provided or made available to Takeda promptly (and in any event no later forty-eight (48) hours) after it is so furnished to such third party) or (ii) participate or engage in negotiations or discussions with the person or entity or group making such Acquisition Proposal and its representatives regarding such Acquisition Proposal.

Changes of Board Recommendation or Other Adverse Actions. Other than as described in the next two paragraphs, neither the ARIAD Board of Directors nor any committee thereof will:

•	(A) withdraw (or modify, amend or qualify in a manner adverse to Takeda or Purchaser), or propose publicly to withdraw (or modify, amend or qualify in a manner adverse to Takeda or Purchaser), its recommendation in favor of the matters and transactions contemplated by the Merger Agreement (which we refer to as the “Board Recommendation”), (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (with the understanding that failing to recommend the rejection of any Acquisition Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement of such tender offer or exchange offer will be considered an adverse modification), (C) after public announcement of an Acquisition Proposal (other than in connection with the commencement of a tender offer or exchange offer), fail to publicly confirm that the ARIAD Board of Directors has not changed the Board Recommendation within three (3) Business Days after a written request by Takeda to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the consummation of the Offer) or (D) fail to include the Board Recommendation in the Schedule 14D-9 when disseminated to ARIAD’s stockholders (any action described in this clause being referred to as a “Change in Recommendation”); or

•	approve or recommend, or propose publicly to approve or recommend, or enter into, any contract, letter of intent, or memorandum of understanding with respect to any Acquisition Proposal, other than an Acceptable Confidentiality Agreement (which we refer to as an “Alternative Acquisition Agreement”).

At any time prior to the consummation of the Offer, the ARIAD Board of Directors may make a Change in Recommendation in response to an Intervening Event (as defined below) if:

•	the ARIAD Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the ARIAD Board of Directors’ fiduciary duties under applicable law;

•	(A) ARIAD will have provided Takeda four (4) Business Days’ prior written notice prior to making any such Change in Recommendation, which notice will describe the Intervening Event in reasonable detail and which notice will not constitute a Change in Recommendation and (B) if requested by Takeda in good faith, during such four (4) Business Day period after providing such notice, negotiate in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Takeda so that a Change in Recommendation would no longer be necessary; and

•	after giving effect to the revisions and proposals contemplated by the immediately foregoing clause , if any, after consultation with outside legal counsel, the ARIAD Board of Directors will have determined in good faith that failure to make the Change in Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Each of the foregoing clauses will also apply to any material change in the event, occurrence or fact relating to such Intervening Event and require a new notice from ARIAD pursuant to the foregoing provisions, except that the references to four (4) Business Days will be deemed to be two (2) Business Days.

At any time prior to the consummation of the Offer if, (i) in response to a bona fide written Acquisition Proposal made after the date of the Merger Agreement and not withdrawn that did not result from a breach of the no solicitation covenants, the ARIAD Board of Directors determines in good faith (after consultation with its outside counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to do so would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law, (A) subject to compliance with the obligations described in the next paragraph, the ARIAD Board of Directors may make a Change in Recommendation or (B) ARIAD may terminate the Merger Agreement (in accordance with the applicable provision of the Merger Agreement) in order to enter into an Alternative Acquisition

Agreement with respect to such Superior Proposal, provided that ARIAD may not so terminate the Merger Agreement unless ARIAD (x) has complied with its obligations described in the next paragraph, (y) pays, or causes to be paid, to Parent the Termination Fee (as defined below) prior to or concurrently with such termination and (z) concurrently with such termination, enters into a definitive Alternative Acquisition Agreement that documents the terms and conditions of such Superior Proposal.

ARIAD will not be entitled to make such a Change in Recommendation or terminate the Merger Agreement in response thereto as described in the immediately preceding paragraph unless:

•	ARIAD has provided Takeda four (4) Business Days’ prior written notice (which we refer to as the “Superior Proposal Notice”), advising Takeda that ARIAD intends to take such action (and specifying, in reasonable detail, the reasons for such action and the material terms and conditions of any such Superior Proposal), and:

•	during such four (4) Business Day period, if requested by Takeda in good faith, ARIAD and its representatives have engaged in good faith negotiations with Takeda regarding changes to the terms of the Merger Agreement intended by Takeda to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

•	the ARIAD Board of Directors has considered any adjustments to the Merger Agreement (including a change to the price terms thereof) and any other agreements that may be proposed in writing by Takeda no later than 11:59 p.m., New York City time, on the fourth Business Day of such four (4) Business Day period and has determined in good faith (after consultation with its outside legal counsel and financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if such proposed changed terms were to be given effect, and that the failure to make the Change in Recommendation or terminate the Merger Agreement would reasonably be expected to be inconsistent with the ARIAD Board of Directors’ fiduciary obligations under applicable law.

In interpreting the foregoing clauses, any (1) material revisions to the terms of a Superior Proposal or (2) material revisions to an Acquisition Proposal that the ARIAD Board of Directors had determined no longer constitutes a Superior Proposal, will constitute a new Acquisition Proposal and will in each case require ARIAD to deliver to Takeda a new Superior Proposal Notice, except that the references to four (4) Business Days will be deemed to be two (2) Business Days.

ARIAD is required to promptly (and in any event no later than the earlier to occur of (i) one Business Day and (ii) forty-eight (48) hours after receipt) advise Takeda orally or in writing in the event that ARIAD receives any Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, and in connection with such notice, provide to Takeda the terms and conditions (including the identity of the third party making any such Acquisition Proposal), other than immaterial terms and conditions, of any such Acquisition Proposal. ARIAD is required to (i) keep Takeda reasonably informed on a current basis of the status, details and terms (other than immaterial details and terms) of any such Acquisition Proposal (including, prior to furnishing any information or to participating in any discussions or negotiations related to the receipt of bona fide Acquisition Proposal advising Takeda of any determination by ARIAD’s Board of Directors relating to such Acquisition Proposal) and any discussions and negotiations concerning the terms and conditions (other than immaterial terms and conditions) thereof and (ii) provide to Takeda as soon as practicable (and in any event no later than the earlier to occur of (i) one (1) Business Day and (ii) forty-eight (48) hours after receipt or delivery thereof) any written indication of interest (or amendment thereto) or any written material that constitutes an offer (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any financing commitments related thereto.

Under the Merger Agreement:

•

“Acceptable Confidentiality Agreement” means a confidentiality agreement (i) containing terms that are, in the aggregate, no less restrictive of, or in the aggregate more favorable to, the third party that is party to such agreement and its affiliates and representatives than the terms set forth in the Confidentiality Agreement (as defined below), are to Takeda and its affiliates and representatives; it being acknowledged and agreed that all confidentiality agreements entered into by ARIAD that contain a standstill of at least one (1) year (with a customary fall away provision) will be deemed comparable to the standstill provisions in the Confidentiality Agreement for this purpose, and (ii) that does not prohibit ARIAD from providing any information to Takeda in accordance with this covenant or otherwise prohibit ARIAD from complying with its obligations under the Merger Agreement.

•	“Acquisition Proposal” means any offer or proposal, including any amendment or modification to any existing offer or proposal (other than an offer or proposal made or submitted by or on behalf of Takeda), relating to an Acquisition Transaction.

•	“Acquisition Transaction” means, other than the Transactions, any transaction (including any single- or multi-step transaction) or series of related transactions with a person or entity or “group” (as defined in the Exchange Act) relating to (x) the issuance to such person or entity or “group” or acquisition by such person or entity or “group” of at least twenty percent (20)% of the equity interests in ARIAD or (y) the acquisition by such person or entity or “group” of at least twenty percent (20)% of the consolidated assets of ARIAD (including indirectly through ownership of equity in ARIAD’s subsidiaries) and ARIAD’s subsidiaries, taken as a whole, pursuant to a merger (including a reverse merger in which ARIAD is the surviving corporation), reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other similar transaction.

•	“Intervening Event” means an event, occurrence or fact occurring or arising after the date hereof that was not known to the ARIAD Board of Directors as of the date of the Merger Agreement, other than any event, occurrence or fact that relates to (i) an Acquisition Proposal or (ii) Takeda, Purchaser or any of their affiliates.

•	“Superior Proposal” means a bona fide written Acquisition Proposal (provided, that for this purpose the references to “twenty percent (20)%” in the definition of Acquisition Transaction will be deemed to be references to “fifty percent (50)%”) made by a third party, that did not result from a material breach of the non-solicitation covenants, that ARIAD’s Board of Directors determines in its good faith judgment (after consultation with its financial advisors and outside counsel), taking into account all of the terms and conditions of such Acquisition Proposal and the Merger Agreement (including any offer by Takeda to amend the terms of the Merger Agreement, termination or break-up fee, expense reimbursement provisions and conditions to consummation) and taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal that ARIAD’s Board of Directors considers in good faith to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable to ARIAD’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions.

Nothing contained in the Merger Agreement prohibits ARIAD or its Board of Directors from (i) taking and disclosing to the stockholders of ARIAD any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to ARIAD’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of ARIAD that is required by applicable law, provided that these allowances will not permit ARIAD’s Board to make a Change in Recommendation except to the extent permitted by the applicable provisions of the Merger Agreement.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•	by mutual written agreement of Takeda and ARIAD;

•	by either ARIAD or Takeda, if the Offer will not have been consummated in accordance with its terms and the terms of the Merger Agreement on or before midnight, Eastern Time, on May 8, 2017 (which we refer to as the “End Date”, subject to extension as described in this paragraph); provided that if on May 8, 2017 all of the Offer Conditions (with certain customary exceptions), other than the Regulatory Condition will have been satisfied or waived by Takeda or Purchaser, to the extent waivable by Takeda or Purchaser, then the End Date will automatically be extended one time (but not more than one time) by a period of 90 calendar days (and all references to the End Date in the Merger Agreement will also be extended). However, the foregoing right to terminate the Merger Agreement pursuant to this clause will not be available to any party whose material breach of any provision of the Merger Agreement has been the cause of, or resulted in, the event specified in this clause;

•	by either ARIAD or Takeda, if any governmental authority having jurisdiction over any party to the Merger Agreement will have issued a final, non-appealable order or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Merger or the consummation of the Offer or any applicable law that makes consummation of the Merger or the consummation of the Offer illegal or otherwise prohibited will is in effect; provided that the party seeking to terminate the Merger Agreement pursuant to this clause must have used its reasonable best efforts to remove such order or other action, and that a party will not be permitted to terminate the Merger Agreement pursuant to this clause if the issuance of such final and non-appealable order or other action is attributable to the material breach by that party of any covenant or obligation of such party set forth in the Merger Agreement;

•	by Takeda, if prior to the consummation of the Offer:

•	a Change in Recommendation by ARIAD’s Board of Directors has occurred;

•	ARIAD has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of the Representation Condition or the Obligations Condition and (B) is incapable of being cured by the End Date or, if capable of being cured in such time frame, has not been cured by ARIAD within thirty (30) days after written notice has been given by Takeda to ARIAD of such breach or failure to perform. However, Takeda may not terminate the Merger Agreement pursuant to this clause if, at the time such termination would otherwise take effect in accordance with the foregoing, Takeda or Purchaser is in material breach of any provision of the Merger Agreement; or

•	ARIAD has violated or breached any provision of the Merger Agreement described under “—Acquisition Proposals” above in a respect that is material.

•	by ARIAD, if prior to the consummation of the Offer:

•	(w) ARIAD’s Board of Directors has determined that an Acquisition Proposal constitutes a Superior Proposal (provided that such Superior Proposal did not result from ARIAD’s material breach of the relevant provisions of the Merger Agreement); (x) ARIAD has complied with certain of the obligations described under “Acquisition Proposals” above, (y) ARIAD pays, or causes to be paid, to Takeda the Termination Fee (as defined below) prior to or concurrently with such termination and (z) concurrently with such termination, ARIAD enters into a definitive agreement related to an Alternative Acquisition that documents the terms and conditions of such Superior Proposal;

•	Takeda has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would have a Parent Material Adverse Effect, and (B) is incapable of being cured by the End Date or, if capable of being cured in such time frame, has not been cured by Takeda within thirty (30) days after written notice has been given by ARIAD to Takeda of such breach or failure to perform. However, ARIAD is not allowed to terminate the Merger Agreement pursuant to this clause if, at the time such termination would otherwise take effect in accordance with the foregoing, ARIAD is in material breach of any provision of the Merger Agreement;

•	Purchaser fails to commence the Offer within ten (10) Business Days after the date of the Merger Agreement. However, ARIAD may not terminate the Merger Agreement pursuant to this clause if such failure to commence the Offer resulted from the breach of the Merger Agreement by ARIAD; or

•	Purchaser fails to consummate the Offer within two (2) Business Days following the Offer Expiration Time and, as of the Offer Expiration Time, all of the Offer Conditions (with certain customary exceptions) have been satisfied or waived. However, no party will be permitted to terminate the Merger Agreement pursuant to this clause during any such two (2) Business Day period.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability of any party (or any representative of such party) to each other party hereto. Certain provisions of the Merger Agreement, including the provisions referred to in “— ARIAD Termination Fee” below, will survive any termination of the Merger Agreement; provided that parties will not be releived from any liability for any willful and intentional breaches of the Merger Agreement prior to such termination.

ARIAD Termination Fee. ARIAD is required to pay Takeda a termination fee of $169,000,000 (which we refer to as the “Termination Fee”):

•	Prior to or concurrently with such termination, if ARIAD terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as described in “— Acquisition Proposal” and “— Termination” above);

•	Promptly, but in no event later than two (2) Business Days after the termination of the Merger Agreement, if Takeda terminates the Merger Agreement in connection with:

•	a Change in Recommendation; or

•	any violation or breach of any provision of the Merger Agreement described under “— Acquisition Proposals” above by ARIAD in a respect that is material.

•	If the Merger Agreement is terminated by Takeda or ARIAD pursuant to either’s right to terminate if the Offer has not been consummated prior to the End Date (but in the case of a termination by ARIAD, only if at such time Takeda would not be prohibited from terminating the Merger Agreement in such a manner) and (i) at any time on or after the date of the Merger Agreement and prior to such termination a bona fide Acquisition Proposal has been made to the ARIAD Board of Directors or to ARIAD and publicly announced or publicly known (unless publicly withdrawn prior to such termination), and (ii) within nine (9) months after the date of such termination, (A) ARIAD enters into an agreement with respect to an Alternative Transaction or (B) any Acquisition Transaction is consummated, then ARIAD will pay the Termination Fee prior to entry into such agreement with respect to or consummation of an Acquisition Transaction (provided that for purposes of this clause, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

Other than in the case of a willful and intentional breach by ARIAD, Takeda’s right to receive payment from ARIAD of the Termination Fee (and certain expenses which may arise in connection with Takeda’s collection of the Termination Fee) shall be the sole and exclusive remedy of any of Takeda, Purchaser or any of their affiliates or representatives against ARIAD and any of its former, current or future officers, directors, partners, stockholders, optionholders, holders of restricted stock units or performance stock units, managers, members or affiliates for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform the Merger Agreement or otherwise, and upon payment of the Termination Fee, none such person or entity shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

Specific Performance. The parties have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. Accordingly, pursuant to the Merger Agreement the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in the Merger Agreement).

Expenses. Except as otherwise provided therein, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs or expenses.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Confidentiality Agreement

On December 18, 2016, ARIAD and Takeda entered into a customary confidentiality agreement (which we refer to as the “Confidentiality Agreement”) in connection with a possible transaction involving ARIAD. Under the terms of the Confidentiality Agreement, ARIAD and Takeda agreed that, subject to certain exceptions, Takeda and its representatives would keep the “Confidential Information” (as defined in the Confidentiality Agreement) strictly confidential and would not (except as required by law but only after compliance with the Confidentiality Agreement or with ARIAD’s prior written consent) disclose any Confidential Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating or negotiating a possible transaction with ARIAD. The Confidentiality Agreement includes a standstill provision for the benefit of ARIAD that expires on December 18, 2018, but which does not restrict Takeda from either (A) making any proposal for a possible transaction with ARIAD or making a request that ARIAD amend or waive the standstill provisions, directly to the chief executive officer or the board of directors of ARIAD on a confidential basis or (B) publicly making any proposal regarding a possible transaction with ARIAD to directly or indirectly acquire all or a controlling portion of ARIAD’s equity securities or all or substantially all of ARIAD’s assets (but only if, in the case of clause (B), either ARIAD invites Takeda to do so in writing or (1) ARIAD enters into a definitive agreement with respect to a transaction with a Person or “group” of Persons (excluding ARIAD affiliates) or (2) ARIAD’s Board of Directors fails to recommend against a tender or exchange offer by one or more third parties within ten (10) Business Days of the commencement thereof, in each case involving the direct or indirect acquisition by such Person or group of all or a controlling portion of ARIAD’s equity securities or all or substantially all of ARIAD’s assets (whether by merger, consolidation, business combination, tender or exchange offer or otherwise).

This summary and description of the Confidentiality Agreement is qualified in its entirety and incorporated herein by reference to the Confidentiality Agreement that is filed as Exhibit (d)(2) to the Schedule TO.

Exclusivity Agreement

ARIAD and Takeda entered into an exclusivity agreement, dated as of December 26, 2016 (which we refer to as the “Exclusivity Agreement”), whereby, in connection with discussions regarding a possible transaction between ARIAD and Takeda and the requirement to expend a substantial amount of time and resources to evaluate such transaction, ARIAD and Takeda agreed that, from December 26, 2016 through 6:00 p.m. EST on January 9, 2017, ARIAD and its representatives would not, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, discussions, offers or proposals regarding, (ii) other than to inform third parties of the provisions of the Exclusivity Agreement, continue, propose, engage in, enter into or participate in any way in negotiations or discussions with respect to, or (iii) approve, recommend, enter into, or propose to approve, recommend or enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, any Alternative Transaction (as defined in the Exclusivity Agreement).

This summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, directors of ARIAD and two funds affiliated with Sarissa Capital Management LP (of which the Chairman of ARIAD’s Board of Directors is the Chief Investment Officer) who collectively beneficially own an aggregate of 15,317,804 Shares (including Shares that would be acquired by such stockholder upon the exercise of ARIAD Stock Options) have each entered into a Tender and Support Agreement (collectively, the “Tender and Support Agreements”) with Takeda and Purchaser. Pursuant to the Tender and Support Agreements, such directors and affiliated stockholder have agreed to tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. They have also agreed to vote, and have appointed Takeda as their proxy to vote, all Shares beneficially owned by them against (i) any action or agreement that would reasonably be expected to result in (A) a breach of any covenant, representation or warranty of ARIAD contained in the Merger Agreement or (B) any of the conditions to the Offer or the Merger not being satisfied in accordance with the terms of the Merger Agreement; (ii) any change in ARIAD’s Board of Directors; and (iii) any proposed action, agreement or transaction involving ARIAD that would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the Merger Agreement. In addition, under the Tender and Support Agreements, such stockholders have agreed, subject to limited exceptions, not to transfer, assign or otherwise dispose of the Shares beneficially owned by them other than pursuant to the Offer.

The Tender and Support Agreements will terminate upon the occurrence of certain circumstances, including a termination of the Merger Agreement in accordance with its terms. In addition, the stockholders’ obligations to vote and tender pursuant to the Tender and Support Agreements are suspended upon certain adverse changes in ARIAD’s Board of Directors’ recommendation of the transactions contemplated by the Merger Agreement, and are automatically reinstated upon a renewal of the Board of Directors’ recommendation of the Transactions. The foregoing description of the Tender and Support Agreements is not complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit (d)(4) to the Schedule TO.

12.	Purpose of the Offer; Plans for ARIAD.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, ARIAD. The Offer, as the first step in the acquisition of ARIAD, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in ARIAD or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in ARIAD. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of ARIAD.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek a vote of the remaining public stockholders of ARIAD before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of ARIAD in accordance with Section 251(h) of the DGCL.

Plans for ARIAD. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of ARIAD and the ARIAD Board of Directors shortly thereafter. Takeda and Purchaser are conducting a detailed review of ARIAD and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Takeda and Purchaser will continue to evaluate the business and operations of ARIAD during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Takeda intends to review such information as part of a comprehensive review of ARIAD’s business, operations, capitalization and management with a view to optimizing development of ARIAD’s potential in conjunction with ARIAD’s and Takeda’s existing businesses. We expect that all aspects of ARIAD’s business will be fully integrated into Takeda. However, plans may change based on further analysis, including changes in ARIAD’s business, corporate structure, charter, bylaws, capitalization, Board of Directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for ARIAD,” and Section 13 — “Certain Effects of the Offer,” Takeda and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving ARIAD (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of ARIAD, (iii) any material change in ARIAD’s capitalization or dividend policy, (iv) any other material change in ARIAD’s corporate structure or business, (v) changes to the management of ARIAD or the ARIAD Board of Directors, (vi) a class of securities of ARIAD being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of ARIAD being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Takeda and Purchaser, except for certain pre-existing agreements to be described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of ARIAD, on the one hand, and Takeda, Purchaser or ARIAD, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of ARIAD entering into any such agreement, arrangement or understanding.

Pursuant to the Merger Agreement, as of the Effective Time, the directors of Purchaser as of immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of ARIAD as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

At the Effective Time, the certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation, except that such certificate of incorporation will be amended to reflect certain indemnification requirements contained in the Merger Agreement and that the name of the Surviving Corporation will be “ARIAD Pharmaceuticals, Inc.,” and as so amended, will be the certificate of incorporation of the Surviving Corporation at the Effective Time. The bylaws of Purchaser will be the bylaws of the Surviving Corporation at the Effective Time.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the consummation of the Offer), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause ARIAD to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of ARIAD to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by ARIAD to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to ARIAD, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of ARIAD and persons holding “restricted securities” of ARIAD to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause ARIAD to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Takeda, ARIAD will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of any shares of its capital stock (including the Shares) (except for any dividends paid by any of ARIAD’s wholly-owned subsidiaries to ARIAD or another wholly-owned subsidiary of ARIAD).

15.	Conditions of the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provisions of the Offer but subject to the terms and conditions of the Merger Agreement, Purchaser is not required to, and Takeda will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

•	the Minimum Tender Condition has not been satisfied;

•	the Regulatory Condition has not been satisfied;

•	the Governmental Authority Condition is not satisfied;

•	the Material Adverse Effect Condition is not satisfied;

•	the Obligations Condition is not satisfied;

•	the Representations Condition is not satisfied, including if any of the following occurs:

•	the representation and warranty of ARIAD contained in Section 4.11(b) of the Merger Agreement (relating to the absence of a Material Adverse Effect through the date of the Merger Agreement) is not true and correct in all respects as of the date of the Merger Agreement;

•	the representations and warranties of ARIAD contained in Section 4.03 of the Merger Agreement (relating to corporate authorization and binding nature of the agreement, and inapplicability of Section 203 of the DGCL) are not true and correct in all material respects as of the consummation of the Offer, as if made at such time (except to the extent such representation or warranty expressly relates to a specific date, in which case as of such specific date);

•	the representations and warranties of ARIAD contained in Section 4.06(a) of the Merger Agreement (relating to the capitalization of ARIAD) are not true and correct except for de minimis inaccuracies as of the consummation of the Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date); and

•	the other representations and warranties of ARIAD set forth in the Merger Agreement are not true and correct as of the consummation of the Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than for such failures to be true and correct that have not had a Material Adverse Effect (it being understood that for this purpose all references to the term “Material Adverse Effect” and other qualifications based on the word “material,” set forth in any such representations and warranties will be disregarded).

•	Takeda has not received from ARIAD a certificate signed by ARIAD’s Chief Executive Officer and Chief Financial Officer dated the date on the which the Offer expires certifying that the Material Adverse Effect Condition, the Representations Condition and the Obligations Condition have been satisfied; and

•	the Termination Condition has not been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Takeda and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Takeda and Purchaser and, except for the Minimum Tender Condition and the Termination Condition (which may only be waived with the prior written consent of ARIAD), may be waived by Takeda or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Takeda or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any Shares subject to notices of guaranteed delivery will be deemed not to be validly tendered for purposes of satisfying the Minimum Tender Condition unless and until the Shares are “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL). Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. Capitalized terms used but not defined in this Section 15 will have the meaning ascribed to them in the Merger Agreement.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the prior written consent of ARIAD, Purchaser is not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition or any other term of the Offer in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Takeda or Purchaser to consummate the Offer,

(v) extend or otherwise change the Offer Expiration Time (except as required or permitted by the other provisions of the Merger Agreement), (vi) change the form of consideration payable in the Offer or (vii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by ARIAD with the SEC and other information concerning ARIAD, we are not aware of any governmental license or regulatory permit that appears to be material to ARIAD’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Takeda as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to ARIAD’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until specified information and documentary material (which we refer to as the “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be consummated until the expiration of a fifteen (15) calendar day waiting period following the filing by Takeda, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Takeda and ARIAD will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 p.m., Eastern Time, fifteen (15) days from the date of such filing, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (which we refer to as a “Second Request”) prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended until ten (10) calendar days following the date of substantial compliance by Takeda with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten (10) calendar day waiting period, the waiting period can be extended only by court order or with the consent of Takeda. In practice, complying with a Second Request can take a significant period of time. Although ARIAD is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither ARIAD’s failure to file such Premerger Notification and Report Form nor a Second Request issued to ARIAD from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division of the U.S. Department of Justice will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of ARIAD. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Takeda, Purchaser, ARIAD or any of their respective subsidiaries or affiliates or requiring other conduct relief. State attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Takeda believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

Takeda and ARIAD and certain of their subsidiaries conduct business in several countries outside of the United States. Either Takeda or ARIAD may make filings with regulators in connection with the tender offer and merger transactions in any of those jurisdictions. Other competition agencies with jurisdiction over the transactions could also initiate action to challenge or block the transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the transactions before the transactions are consummated. Neither Takeda nor ARIAD can be sure that a challenge to the transactions will not be made or that, if a challenge is made, that Takeda and/or ARIAD, as applicable, will prevail.

State Takeover Laws. ARIAD is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” ARIAD’s Board of Directors has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the Merger Agreement.

ARIAD, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of ARIAD (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h)

of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that ARIAD will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of ARIAD. As soon as practicable following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Takeda, Purchaser and ARIAD will take all necessary and appropriate action to effect the Merger without a meeting of stockholders of ARIAD in accordance with Section 251(h) of the DGCL.

Litigation. None.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to ARIAD a written demand for appraisal of Shares held, which demand must reasonably inform ARIAD of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex IV to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Takeda has retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Takeda nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Takeda or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, Depositary or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Takeda, Purchaser, ARIAD or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. ARIAD has advised Purchaser that it will file with the SEC on the date on which Takeda and Purchaser file the offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the ARIAD Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning ARIAD” above.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of ARIAD’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Kiku Merger Co., Inc.

January 19, 2017

SCHEDULE I — INFORMATION RELATING TO TAKEDA AND PURCHASER

Takeda

The following table sets forth information about Takeda’s directors and executive officers as of January 19, 2017.

Name	Age	Position	Business Address	Citizenship
Yasuchika Hasegawa	70	Director and Chairman of the Board	12-10 Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan	Japan

Christophe Weber	50	Representative Director President and Chief Executive Officer	12-10 Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan	France

Shinji Honda	58	Director Corporate Strategy Officer	12-10 Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan	Japan

Masato Iwasaki, Ph.D.	58	Director President, Japan Pharma Business Unit	12-10 Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan	Japan

Andrew S. Plump, M.D., Ph.D.	51	Director Chief Medical and Scientific Officer	300 Massachusetts Avenue, Cambridge, MA 02115	United States

Yoshiaki Fujimori	65	Outside Director	1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan	Japan

Emiko Higashi	58	Outside Director	1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan	Japan

Michel Orsinger	59	Outside Director	1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan	Switzerland

Masahiro Sakane	76	Outside Director	1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan	Japan

Toshiyuki Shiga	63	Outside Director	1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan	Japan

Fumio Sudo	75	Outside Director	1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan	Japan

Yasuhiko Yamanaka	60	Director Audit and Supervisory Committee Member	12-10 Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan	Japan

Name	Age	Position	Business Address	Citizenship

Shiro Kuniya	59	Outside Director Audit and Supervisory Committee Member	Kishimoto Building 2F, 2-2-1 Marunouchi, Chiyoda-ku, Tokyo 100-0005	Japan

Jean-Luc Butel	60	Outside Director Audit and Supervisory Committee Member	21 Biopolis Road Nucleos South Tower #04-24/28 Singapore 138567	France

Koji Hatsukawa	65	Outside Director Audit and Supervisory Committee Member	12-10 Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan	Japan

Christophe Bianchi	55	President, Global Oncology Business Unit	40 Landsdowne Street, Cambridge, MA 02139	United States

Gerard Greco	54	Global Quality Officer	One Takeda Parkway, Deerfield, Illinois 60015 USA	United States

Haruhiko Hirate	59	Corporate Communications and Public Affairs Officer	12-10 Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan	Japan

James Kehoe	54	Chief Financial Officer	12-10 Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan	Ireland

Yoshihiro Nakagawa	56	Global General Counsel	1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan	Japan

David Osborne	62	Global Human Resources Officer	12-10 Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan	United States

Giles Platford	38	President, Emerging Markets Business Unit	21 Biopolis Road Nucleos South Tower #04-24/28 Singapore 138567	United Kingdom

Ramona Sequeira	51	President, United States Business Unit	One Takeda Parkway, Deerfield, Illinois 60015 USA	Canada

Rajeev Venkayya	49	President, Vaccine Business Unit	40 Landsdowne Street, Cambridge, MA 02139	United States

Thomas Wozniewski	54	Global Manufacturing and Supply Officer	Thurgauerstrasse 130, 8152 Glattpark, Switzerland	Germany

Directors of Takeda

Yasuchika Hasegawa

Chairman of the Board since June 2014. He previously served as President and Representative Director from June 2003 to April 2014, as Representative Director from June 2014 to June 2015 and as Chief Executive Officer from April 2014 to June 2014. He also serves as Outside Director of Tokyo Electric Power Company.

Christophe Weber

Chief Executive Officer since April 2015. He also has served as President and Representative Director since June 2014. He previously served as Chief Operating Officer from April 2014 to March 2015. He was President and General Manager of GlaxoSmithKline Vaccines from January 2011 to March 2014.

Shinji Honda

Director and Corporate Strategy Officer since April 2015. He previously served as Senior Vice President, Corporate Strategy Department, from 2012 to April 2015.

Masato Iwasaki, Ph.D.

Director and President of the Japan Pharma Business Unit since April 2015. He joined Takeda in 1985 and previously served as Senior Vice President, Pharmaceutical Marketing Division from April 2012 to April 2015 and as Head of the Chief Medical and Scientific Office.

Andrew S. Plump, M.D., Ph.D.

Director since June 2015 and Chief Medical and Scientific Officer since February 2015. He previously served as Vice President, Cardiovascular Disease Franchise, Worldwide Discovery Head, Merck & Co. from October 2008 to July 2012 and as Vice President, Research & Translational Medicine and Deputy to the President of Global Research and Development of Sanofi from August 2012 to December 2014.

Yoshiaki Fujimori

Outside Director since June 2016. He also has served as Outside Director to Boston Scientific Corporation since July 2016 and Tokyo Electric Power Company since June 2012, as well as a senior advisor to LIXIL Group Corporation since June 2016. He previously served as President, Chief Executive Officer and Representative Director of the LIXIL Group Corporation.

Emiko Higashi

Outside Director since June 2016. She also has served as a Managing Director of Tomon Partners, LLC, as Outside Director of KLA-Tencor Corporation since November 2010 and as an outside Director of InvenSense Inc. since October 2014.

Michel Orsinger

Outside Director since June 2016. He served as Worldwide Chairman of the Global Orthopedics Group, DePuy Synthes Companies, at Johnson and Johnson from June 2012 until 2015. Additionally, he served as a member of the Global Management Team at Johnson and Johnson from June 2012 until 2015.

Masahiro Sakane

Outside Director since June 2014. He also has served as a Councilor at Komatsu Ltd. since June 2013, where he previously served as Director and Councilor from April 2013 to June 2013 and Chairman of the Board from June 2010 to April 2013. He has served as an Outside Director of Kajima Corporation since June 2015.

Toshiyuki Shiga

Outside Director since June 2016. He also has served as Chairman and CEO of Innovation Network Corporation of Japan since June 2015, Vice Chairman of Keizai Doyukai (i.e., Japan Association of Corporate Executives) since April 2014 and Vice Chairman of Nissan Motor Co., Ltd. since November 2013. He has held a number of positions at Nissan Motor Co. since 1976.

Fumio Sudo

Outside Director since June 2011. He also has served as Outside Director of LIXIL Group corporation since June 2010, Outside Director of Taisei Corporation since June 2011, Outside Director of the Tokyo Electric Power Company since June 2012, Chairman of the Board of the Tokyo Electric Power Company since April 2014 and an Honorary Advisor of JFE holdings, Inc. since July 2014.

Yasuhiko Yamanaka

Director and Audit and Supervisory Committee member. He has served as a Managing Director at Takeda since June 2011 and also has served as Corporate Auditor at Takeda since June 2015.

Shiro Kuniya

Outside Director and Chairperson of the Audit & Supervisory Committee since June 2016 and Outside Corporate Auditor since June 2013. He also has served as Managing Partner of Oh-Ebashi LPC & Partners since April 2002, Outside Director of NEXON Co., Ltd. since March 2012, Outside Director of Ebara Corporation since June 2012 and Outside Director of Sony Financial Holdings Inc. from June 2013 to present.

Jean-Luc Butel

Outside Director and Audit and Supervisory Committee Member since June 2016. He also has served as Global Healthcare Advisor and President of K8 Global Pte. Ltd. since July 2015. He previously served as President International, Corporate Officer, Operating Committee Member and Corporate Vice President of Baxter International Inc. from January 2012 to June 2015. He also served as a member of the board of directors of Biosensor International Group Singapore from March 2015 to June 2016.

Koji Hatsukawa

Outside Director since June 2016. He also has served as Outside Audit and Supervisory Board Member to Fujitsu Limited since June 2013 and as Audit and Supervisory Board Member to the Norinchukin Bank since 2012. He served as Outside Audit Supervisory Board Member of Accordia Golf Co., Ltd. from June 2012 to June 2016.

Executive Officers of Takeda (other than Christophe Weber, Shinji Honda, Masato Iwasaki and Andrew S. Plump)

Christophe Bianchi

President, Global Oncology Business Unit since October 2014. He previously served as Executive Vice President, Commercial from 2006 to October 2014. He has also served as Director and President of Purchaser since December 2016.

Gerard Greco

Global Quality Officer since September 2014. He previously served as Vice President, Quality at Pfizer, Inc. from January 2012 to June 2012 and as Senior Vice President, Quality, at Teva Pharmaceuticals from June 2012 to September 2014.

Haruhiko Hirate

Corporate Communications and Public Affairs Officer since October 2014. He previously served as President of North Asia from 2011 to October 2014.

James Kehoe

Chief Financial Officer since May 2016. He previously served as Executive Vice President and Chief Financial Officer of Kraft Foods Group Inc. from February 2015 to July 2015, Executive Vice President, Chief Financial Officer and Chief Accounting Officer of Gildan Activewear from January 2015 to February 2015, Senior Vice President, Corporate Finance, Kraft Foods Group Inc., from 2012 to 2013 and Senior Vice President, Finance, North America for Kraft Foods Group Inc. from 2010 to 2012.

Yoshihiro Nakagawa

Corporate Officer and Global General Counsel since October 2014. He joined Takeda in 1983 and previously served as General Counsel (Japan) from September 2014 to October 2014 and as Senior Vice President of the Legal Department.

David Osborne

Global Human Resources Officer at Takeda since May 2013. He previously served as Senior Vice President, Human Resources of Hilton Worldwide from January 2012 to May 2013.

Giles Platford

President, Emerging Markets Business Unit since October 2014. He previously served as General Manager, Brazil from January 2012 to March 2013 and Area Head, Middle East, Turkey and Africa from April 2013 to September 2014.

Ramona Sequeira

President, United States Business Unit since April 2015. She previously served as General Manager, United Kingdom and Republic of Ireland, Eli Lilly, from January 2010 to December 2012, Vice President, Neuroscieince, Lilly USA, from January 2013 to July 2013 and Vice President, Sales and Operations, Eli Lilly, from 2013 to 2015.

Rajeev Venkayya

President, Vaccine Business Unit since January 2012.

Thomas Wozniewski

Global Manufacturing and Supply Officer since July 2014. He previously served as Head of Product Supply, Bayer Consumer Care AG, from 2009 to 2014.

Purchaser

The following table sets forth information about the Purchaser’s directors and executive officers as of January 19, 2017.

Name	Age	Position	Business Address	Citizenship
Christophe Bianchi	55	Director and President	40 Landsdowne Street, Cambridge MA 02139	United States

Fabien Dubois	43	Treasurer	40 Landsdowne Street, Cambridge, MA 02139	France

Patrick Butler	48	Assistant Treasurer	One Takeda Parkway, Deerfield Illinois 60015	United States

Elizabeth Lewis	51	Secretary	40 Landsdowne Street, Cambridge, MA 02139	United States

Anne Jeannette Potts	55	Assistant Secretary	40 Landsdowne Street, Cambridge, MA 02139	United States

Paul A. Sundberg	47	Assistant Secretary	One Takeda Parkway, Deerfield Illinois 60015	United States

Directors and Executive Officers of Purchaser (excluding Christophe Bianchi)

Fabien Dubois

Treasurer since December 2016. He has served as Head of Finance Global Oncology business at Millennium Pharmaceuticals, Inc. (d/b/a Takeda Pharmaceuticals International Co) since June 2015, where he also serves as Treasurer. He served as Head of Finance of Takeda France from October 2008 to April 2012 and as Head of Finance Europe and Canada at Takeda Pharmaceuticals International Gmbh from April 2012 to June 2015.

Patrick Butler

Assistant Treasurer since December 2016. He serves as a Director in Taxation and has had previous roles in Taxation at Takeda Pharmaceuticals USA, Inc. since February 2004.

Elizabeth Lewis

Secretary since December 2016. She serves as Chief Counsel & Head, Patient Advocacy, Global Oncology Business Unit at Millennium Pharmaceuticals, Inc. (d/b/a Takeda Pharmaceuticals International Co) and has held previous roles within the Legal Department since 2002. She has served as Secretary of Millennium Pharmaceuticals, Inc. (d/b/a Takeda Pharmaceuticals International Co) since 2013.

Anne Jeannette Potts

Assistant Secretary since December 2016. She serves as Vice President, Legal Department at Millennium Pharmaceuticals, Inc. (d/b/a Takeda Pharmaceuticals International Co) and has held previous roles within the Legal Department since 1996. She has served as Assistant Secretary of Millennium Pharmaceuticals, Inc. since 2014.

Ms. Potts beneficially owns 500 Shares, which were acquired prior to November 20, 2016.

Paul A. Sundberg

Assistant Secretary since December 2016. He serves as Vice President & Deputy General Counsel, Legal Department at Takeda Pharmaceuticals USA, Inc. and has held previous roles within the Legal Department since 2002. He has also served as Assistant Secretary of Takeda Pharmaceuticals USA, Inc. since 2013.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:
If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
105 Madison Avenue New York, New York 10016 212-929-5500 (Call Collect) or CALL TOLL FREE 800-322-2885 Email: tenderoffer@mackenziepartners.com